                                                FILED PURSUANT TO RULE 424(b)(2)
                                                      REGISTRATION NO. 333-42839

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+     INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT AND COMPLETION.     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED JANUARY 19, 1998

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 16, 1998

                                  $200,000,000

                                  UNOVA, INC.
                               % NOTES DUE      , 2008

                                  -----------

  Interest on the Notes is payable on           and        of each year,
commencing                   , 1998. The Notes will be redeemable, in whole or
in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued and unpaid interest thereon to the redemption date. The Notes will not be entitled to any sinking fund. The Notes will be represented by a Global Debt Security registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Global Debt Security will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of Notes".

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR  ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT  OR THE  PROSPECTUS TO
   WHICH IT  RELATES.  ANY  REPRESENTATION  TO THE  CONTRARY  IS  A CRIMINAL
   OFFENSE.

                                  -----------

                                     INITIAL PUBLIC       UNDERWRITING         PROCEEDS TO
                                    OFFERING PRICE(1)      DISCOUNT(2)        COMPANY(1)(3)
                                    -----------------     ------------        -------------
Per Note.........................              %                   %                   %
Total............................         $                   $                   $

-----
(1) Plus accrued interest, if any, from           , 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $          payable by the Company.

                                  -----------

  The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities
of DTC in New York, New York, on or about          , 1998, against payment
therefor in immediately available funds.

GOLDMAN, SACHS & CO.
               CREDIT SUISSE FIRST BOSTON
                                                               J.P. MORGAN & CO.

                                  -----------

        The date of this Prospectus Supplement is                , 1998.

INDUSTRIAL AUTOMATION SYSTEMS             AUTOMATED DATA SYSTEMS


[Photograph of a grinding machine         [Photograph displaying use of bar
systems design.]                          code inventory control system with
                                          wireless data transmission.]



"Virtual manufacturing" systems design    Bar code-based inventory control
for body and assembly processes           system with wireless data
                                          transmission



[Photograph of facility with a            [Photograph displaying use of mobile
flexible manufacturing system for         computing system.]
powertrain production.]



Flexible manufacturing systems for        Mobile computing systems for
powertrain production                     logistics automation


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS IN THE NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                  THE COMPANY

GENERAL

  UNOVA, Inc. (the "Company") is a leading industrial technologies company providing customers with innovative solutions for improving their efficiency and productivity through its two business segments--Automated Data Systems ("ADS") and Industrial Automation Systems ("IAS"). ADS principally serves the industrial market, providing automated data collection and mobile computing products and services. Customers include distribution and transportation companies, food and beverage operations, manufacturing industries, health care providers and government agencies. IAS primarily serves the worldwide automotive, off-road and diesel engine manufacturing industries, providing integrated manufacturing systems, body welding and assembly systems and precision grinding and abrasive systems. The Company had unaudited pro forma revenues of $1.1 billion and $1.4 billion, respectively, for the nine months ended September 30, 1997 and for the fiscal year ended December 31, 1996.

  Prior to October 31, 1997, the Company was a wholly-owned subsidiary of Western Atlas Inc. ("Western Atlas"). The Company became an independent public company on October 31, 1997 when all of its outstanding Common Stock was distributed to Western Atlas stockholders in the form of a dividend (the "Distribution").

BUSINESS STRATEGY

  The Company's strategy is to develop products, processes and services that help improve productivity and efficiency in a variety of manufacturing and distribution applications by offering its customers both single products as well as integrated solutions through its two business segments, ADS and IAS.

  Future growth in the ADS and IAS businesses is expected to result from expansion of the Company's existing operations and its customer base, and through selective acquisitions. In seeking acquisitions, the Company will focus on technologies, products and services which enhance customer productivity and efficiency, and those that can be characterized as growth drivers.

  The ongoing development of the Company's automated data collection ("ADC") and mobile computing activities will depend primarily on the application of new technologies and products to maintain its position in this technology-driven market. The Company believes it has the necessary technical expertise to achieve this goal. Future geographic opportunities have been identified outside North America, particularly in Europe, Latin America and Asia, where the use of data collection technology is less developed. To capitalize on these emerging markets, the Company is expanding its international marketing, distribution and support network, and is engaged in an ongoing program to locate Company-owned resources in key markets worldwide. In its Industrial Automation Systems segment, the Company plans to continue to develop its existing customer base by seeking a greater role in customer projects, continuing its emphasis on product development and expanding its international activities. Both major business segments should be able to grow from established positions in their respective markets, often serving customers in a multitude of projects which result in repeat business opportunities.

  The Company also intends to increase its presence in market segments where it presently holds a smaller market share, such as the body welding and assembly systems area and the application of lower-volume flexible manufacturing systems and computer-numeric-control machines. In some areas the Company also has developed high-precision manufacturing technologies that should allow it to establish a presence in growth markets such as micro-electronics with its new generation of ultra-high-precision wafer grinders.

  In recent years, cost-cutting needs and quality requirements in the automotive industry have affected the Company's relationships with its customers. The car makers' trend toward fewer suppliers has benefited the Company and allowed it to expand its market participation. These market-driven changes also have forced many smaller competitors either to withdraw from the market or to reduce their role to that of second or third tier suppliers. The Company's strategy has been to establish an extensive outsourcing network of qualified suppliers in North America and overseas, thereby avoiding unnecessary vertical integration and gaining flexibility in its market approach.

PRODUCTS AND SERVICES

 AUTOMATED DATA SYSTEMS

  The Company's ADC and mobile computing systems business is conducted under the Intermec, Norand and UBI brand names. Intermec Corporation ("Intermec") was acquired in 1991; Norand Corporation ("Norand") and United Barcode Industries ("UBI") were acquired early in 1997. All three companies operate as one organization serving the global bar code, data collection and mobile computing market, which has grown approximately 12% to 15% annually over the past five years. The Company's activities in this market represented slightly more than 30% of the Company's total revenues in fiscal years 1994, 1995 and 1996, and were based only on Intermec's results prior to the 1997 acquisitions of Norand and UBI. Together, the three companies would have had pro forma combined revenues of about $700 million in 1996 and about $520 million in the nine months ended September 30, 1997. Intermec accounted for 31%, 34% and 32% of the Company's combined revenues in fiscal 1994, 1995 and 1996, respectively.

  ADS' combination of companies and capabilities establishes the Company as a leading participant in the emerging logistics automation marketplace. Together, they offer a broad range of products which are used to gather, organize and transmit selected data from various off-site or in-premise locations to central computers or information retrieval systems in order to track parts, products and people through manufacturing, distribution and other processes.

  Through its Intermec subsidiary, the Company has been in the forefront of many innovations within the bar code and ADC technologies. Its ADC products comprise batch and radio frequency ("RF") terminals, hand-held and stationary scanners and related software. Intermec entered the bar code market in 1969 with a contract to create specialized printers for bar code labels, and later moved into hand-held scanners. In the late 1970s Intermec developed Code 39, the most widely used bar code symbology in the world. The Company also was an originator of the use of open operating systems for industrial data collection applications, and continues to develop improved bar code label printing systems, which provide higher resolution, superior quality and greater label flexibility. Some of Intermec's other "firsts" included inventing the first stacked bar code symbology; introducing the first high-speed, wide-area scanning technology and spread spectrum radio frequency technology to the data collection market; and developing 400 dpi bar code label printing technology.

  The Norand acquisition added increased knowledge and capabilities from one of the leading originators of wireless data communications using RF technology and mobile computing solutions for the logistics market. Mobile computing refers to rugged PC-based devices for route accounting, meter reading, field services and sales management, rather than general personal or desktop computing applications. In combination with wireless communications, mobile computing enables remote workers to have access to centralized computer applications and databases and to send and receive information through wireless networks for improved productivity, efficiency and accuracy of data. In the communications area, Norand provides advanced axis point and docking station technology, communications software, product configuration and ergonomics. This acquisition also expands the Company's offering in RF spread-spectrum technology. Norand is credited with inventing the world's first bar code scanner in 1971, and developing the first radio data network in 1985. It also originated the Pocket RF product category four years later, followed by the first pen-based hand-held computer with desktop PC performance in 1993.

  With the addition of UBI, the Company now also has access to an extensive distribution network for ADC products in the expanding European market. UBI further provided two major product lines: bar code on-demand printers with labels and ribbons and hand-held scanners. These scanners are primarily based on "charge coupled device" ("CCD") technology which is an alternative to laser scanners in many applications. UBI also provides software that improves laser scanning for one- and two-dimensional symbologies. UBI's printer technology complements the Company's existing printer offerings with low-end, low cost printers and high-end, high speed printers. In addition, UBI provides enhanced media-handling systems, such as linerless adhesive labels and software.

  Ongoing product development efforts include advanced communication networks, further integration of RF technology, application software technologies, advances in portable computers and automatic identification technology integration. Innovative electronics miniaturization and packaging also have enabled the Company to develop pen computing hand-held terminals for applications in which traditional keypad or bar code scanner data input is not practical. Typical uses for these wireless, durable pen-based, hand-held and mobile computers include route accounting for the distribution and package handling industries, public works, health care and utilities.

 INDUSTRIAL AUTOMATION SYSTEMS

  The Company is a major designer, producer and integrator of manufacturing technologies, primarily for the global automotive, off-road and diesel engine industries, but also for other markets such as electronics and durable goods. Products include integrated machining systems for the manufacture of powertrain components such as engines, transmissions and connecting rods, and chassis components such as steering knuckles, rear axle housings and brake calipers; body welding and assembly systems; test and automation equipment for integration into production lines; precision grinding and abrasives; the redesign, remanufacturing and retooling of installed equipment; and design/engineering services.

  INTEGRATED MANUFACTURING SYSTEMS. Through its Lamb, Lamb Technicon and Honsberg Lamb operations, the Company designs, integrates and installs integrated machining systems for the world's automotive and off-road vehicle industries. The integrated manufacturing systems divisions design manufacturing solutions for all production volumes of powertrain components-- primarily engines and transmissions. Integrated manufacturing systems accounted for 44%, 38% and 39% of the Company's combined revenues in fiscal 1994, 1995 and 1996, respectively.

  The product lines include computer-numeric-control ("CNC") machines for low-volume applications (up to 25,000 units of production annually), and modular flexible production systems for medium (25,000 to 75,000 units of production annually) and high-volume (75,000 to 250,000 units of production annually) requirements. The integrated manufacturing systems operations specialize in utilizing simultaneous engineering techniques, in conjunction with its customers, to develop optimum solutions to complex manufacturing requirements. Historically, the Company has specialized in designing solution sets for manufacturing cylinder heads, engine blocks and transmission cases. However, the retooling of existing systems and the design of manufacturing processes for smaller parts also have expanded into growing businesses for the Company in recent years.

  The Company's emphasis on engineering has resulted in the advancement of machining processes. These upgrades offer lower life-cycle costs and improved production performance by reducing unproductive time during operation. Innovations also include a high-speed "dry" machining process for precision work on aluminum parts without the use of coolants, and better flexibility of transfer line systems using less production floor space, providing faster throughput at much lower costs. The Company has developed modular flexible transfer systems in which parts are mounted on pallet fixtures which transport work pieces between work stations faster than guided vehicles could between flexible machining systems.

  Recent additions to the Company's product range include modular machining centers that perform continuous high-speed, high-precision machining of cast iron, aluminum or magnesium parts. The Duraflex(TM) CNC machine line is designed to produce a variety of cylinder heads or engine blocks, in a random-run environment, while maintaining close tolerances. The MACH I(TM) dual-spindle machine has been designed to improve the efficiency of CNC machines in higher-volume production scenarios. The MACH I can complete a machining operation, change tools and resume machining, all in less than one second.

  BODY WELDING AND ASSEMBLY SYSTEMS. The Lamb Body Welding and Assembly Systems division designs automated systems to assemble and weld high-quality automobile and truck bodies as well as other industrial products. The division integrates robotic systems, high-precision holding and alignment fixtures and high-volume welding equipment to produce components and sub-assemblies for the automotive industry, and supplies specialized assembly systems for car bodies. It also provides engineering services and advanced electronic design technology in the areas of computer simulations and three-dimensional tool design. Through its Assembly and Test Systems operations, the division also designs and builds specialized assembly and testing equipment and systems for a variety of manufacturing applications. Body Welding and Assembly Systems accounted for 9%, 8% and 12% of the Company's combined revenues in fiscal 1994, 1995 and 1996, respectively.

  A number of proprietary technologies have been developed for use in automotive assembly. Examples are specialized material handling solutions to move subassemblies or complete car bodies through the manufacturing process, such as overhead non-synchronous gantries. The Company also is recognized for its expertise in "hemming", the process of attaching exterior sheet metal to the interior frames of doors, hoods, deck lids and similar "hang-ons" or "closures". Another solution is called "flexible body framing", a patented system which enables consistent, high-precision positioning for final body assembly.

  PRECISION GRINDING AND ABRASIVES. The Company develops and produces precision grinding systems and equipment for the global manufacturing market. A key area of the Company's expertise is the application of precision cylindrical and disc grinding technologies to medium- and high-volume production of car engines and transmission components such as camshafts, crankshafts or connecting rods. Precision Grinding and Abrasives accounted for 16%, 20% and 17% of the Company's combined revenues in fiscal 1994, 1995 and 1996, respectively.

  In response to the automotive industry's need to reduce costs, improve fuel consumption and decrease car emissions, the Company provides a full range of CNC precision grinding systems that enable car manufacturers to produce car engine parts at tight tolerances, increase production throughput and improve quality. Among the Company's new developments in precision grinding are a CNC machine for grinding the lobes of automotive camshafts. This advanced camlobe grinder uses superabrasive cubic boron nitride ("CBN") grinding wheels, which are capable of higher grinding speeds, more consistent accuracy, and longer effective performance life.

  Other technological innovations include a camshaft lobe grinder for large-scale production of soft camshaft applications, centerless grinders for high-production parts processing, a new generation of double-disc grinding machines used for precision machining of parts with flat and parallel sides and a horizontal double-disc grinder for automotive connecting rods. The Company also has developed sophisticated software tools for monitoring and controlling grinding processes and dressing grinding wheels.

                  SELECTED COMBINED HISTORICAL FINANCIAL DATA

  The following selected combined historical financial data which relate to each of the three years in the period ended December 31, 1996 have been derived from combined financial statements audited by Deloitte & Touche LLP, independent auditors. The selected combined historical financial data for the nine-month periods ended September 30, 1996 and 1997 have been derived from unaudited combined financial statements. In the opinion of management, the unaudited combined financial statements reflect all adjustments, consisting only of normal adjustments, necessary to present fairly the financial position of the Company at September 30, 1996 and 1997 and the results of its operations for the nine-month periods ended September 30, 1996 and 1997. The historical combined financial statements of the Company may not necessarily reflect the results of operations or financial position that would have been obtained had the Company been a separate, independent company. The historical combined results for the nine months ended September 30, 1996 and 1997 are not necessarily indicative of results for the entire year. See "Selected Pro Forma Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                 NINE MONTHS
                                      YEAR ENDED DECEMBER           ENDED
                                              31,               SEPTEMBER 30,
                                     ------------------------  ----------------
                                      1994    1995     1996     1996     1997
                                     ------  ------  --------  ------  --------
                                             (DOLLARS IN MILLIONS)
                                                                 (UNAUDITED)
OPERATING RESULTS:
Sales and service revenues.........  $971.1  $942.9  $1,164.7  $814.5  $1,094.1
                                     ------  ------  --------  ------  --------
Operating costs and expenses:
  Cost of sales ...................   689.9   669.3     841.8   582.7     753.3
  Selling, general and
   administrative(1)...............   199.9   194.1     218.7   160.6     235.0
  Depreciation and amortization....    28.7    26.1      27.0    19.6      30.5
  In-process research and
   development charge(2)...........                                       203.3
                                     ------  ------  --------  ------  --------
    Total..........................   918.5   889.5   1,087.5   762.9   1,222.1
                                     ------  ------  --------  ------  --------
Earnings (loss) before interest and
 taxes.............................    52.6    53.4      77.2    51.6    (128.0)
Interest expense--net(3)...........   (15.7)   (9.3)     (7.1)   (5.1)    (12.8)
Taxes on income....................   (15.3)  (17.9)    (28.1)  (18.6)    (25.0)
                                     ------  ------  --------  ------  --------
Net earnings (loss)................  $ 21.6  $ 26.2  $   42.0  $ 27.9  $ (165.8)
                                     ======  ======  ========  ======  ========
FINANCIAL POSITION (at period end):
Working capital....................  $115.2  $194.7  $  266.0  $222.4  $  114.1
Total assets.......................   860.8   919.0   1,073.8   942.0   1,350.2
Equity--investment by Western
 Atlas.............................   439.4   502.7     574.5   518.6     619.5
Notes payable and current portion
 of long-term obligations..........    41.7    22.2      27.5    21.3      44.0
Long-term obligations..............     9.0    14.1      14.5    14.8      17.1
Allocated portion of Western Atlas
 debt..............................   112.8   112.4     109.6   114.0     230.0
OTHER DATA:
EBITDA(4)..........................  $ 81.3  $ 79.5  $  104.2  $ 71.2  $  105.8
EBIT(4)............................    52.6    53.4      77.2    51.6      75.3
Capital expenditures...............    22.5    23.9      22.5    16.4      20.3
Ratio of earnings to fixed charges.     2.8x    3.9x      5.7x    5.1x      4.2x
Current ratio......................     1.3     1.6       1.6     1.6       1.2
Total debt as a percentage of total
 capitalization(5).................      27%     23%       21%     22%       32%

-------
(1) General and administrative costs include allocated charges from Western Atlas of $27.6 million, $19.9 million and $22.2 million for the fiscal years ended December 31, 1994, 1995 and 1996, respectively, and $16.3 million and $12.9 million for the nine-month periods ended September 30, 1996 and 1997, respectively.
(2) The non-cash, non-tax-deductible charge in the nine months ended September 30, 1997 is for the value of acquired in-process research and development activities resulting from the Norand and UBI acquisitions.
(3) Interest expense includes allocated charges from Western Atlas of $12.1 million, $8.4 million and $8.3 million for the fiscal years ended December 31, 1994, 1995 and 1996, respectively, and $6.3 million and $10.3 million for the nine-month periods ended September 30, 1996 and 1997, respectively.
(4) EBITDA represents earnings before interest, income taxes, depreciation, amortization and acquired in-process research and development charge. EBIT represents earnings before interest, income taxes and acquired in-process research and development charge. Neither EBITDA nor EBIT is intended to represent cash flow or any other measure of performance reported in accordance with generally accepted accounting principles. The Company has included EBITDA and EBIT as it understands that EBITDA and EBIT are used by certain investors as measures of a company's ability to service debt.
(5) For purposes of this calculation, each of total debt and total capitalization includes both short-term debt and long-term obligations.

                  SELECTED PRO FORMA COMBINED FINANCIAL DATA

  The following unaudited selected pro forma combined financial data of the Company give effect to the Company's purchase of Norand and the related borrowings. For purposes of the unaudited pro forma operating data, such transactions are assumed to have taken place on January 1, 1996. The pro forma ratio of earnings to fixed charges gives effect only to the sale of the Notes and the application of the net proceeds therefrom. The unaudited selected pro forma combined financial data are not necessarily indicative of what the results of operations would have been if the transactions had occurred on such date. Additionally, it is not predictive of future results of operations. The selected pro forma combined financial data set forth below should be read in conjunction with the unaudited pro forma statements of operations and other financial information incorporated by reference herein.

                                            YEAR ENDED     NINE MONTHS ENDED
                                         DECEMBER 31, 1996 SEPTEMBER 30, 1997
                                         ----------------- ------------------
                                                    (IN MILLIONS)
Sales and service revenues..............     $1,405.8           $1,130.9
                                             --------           --------
Operating costs and expenses:
  Cost of sales.........................        981.8              775.0
  Selling, general and administrative...        305.9              252.1
  Depreciation and amortization.........         46.2               33.6
  Litigation settlement(1)..............          5.1
  Cost of restructuring operations(1)...          4.4
                                             --------           --------
    Total costs and expenses                  1,343.4            1,060.7
                                             --------           --------
Earnings before interest and taxes......         62.4               70.2
Interest expense--net(2)................        (15.9)             (15.9)
Taxes on income.........................        (18.6)             (21.7)
                                             --------           --------
Net earnings(2).........................     $   27.9           $   32.6
                                             ========           ========
Pro Forma Ratio of Earnings to Fixed
 Charges(3).............................          5.1x               4.3x

--------
(1) Litigation settlement and cost of restructuring operations amounts for the year ended December 31, 1996 are attributable to the historical results of Norand.
(2) After giving effect to the sale of the Notes and the application of the net proceeds therefrom, adjusted pro forma net interest expense is $14.8 million for the year ended December 31, 1996 and $14.2 million for the nine months ended September 30, 1997, resulting in net earnings of $28.6 million and $33.6 million for those periods, respectively. The decrease in net interest expense results from the estimated effective interest rate on the Notes compared with the rate applied to Western Atlas allocated debt in the unadjusted pro forma statements.
(3) This pro forma ratio gives effect to the sale of the Notes and the application of the net proceeds therefrom. For the purposes of this calculation, earnings consist of earnings before income taxes and the charge for acquired in-process research and development, plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including allocated charges from Western Atlas and debt issuance costs) and the portion of operating lease rental expense that is representative of the interest factor. For the nine months ended September 30, 1997, fixed charges exceeded earnings, as so defined, by $139.8 million when including the $203.3 million acquired in-process research and development charge.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes is estimated to
be approximately $      million. The Company expects to use such proceeds to
repay indebtedness under the Company's $400 million committed credit facility (the "Credit Facility"). As of December 31, 1997, the interest rate on such indebtedness was 6.2%. The Credit Facility matures in September 2002. See "Capitalization". Credit Suisse First Boston Corporation and an affiliate of J.P. Morgan Securities Inc. are lenders under the Credit Facility and will receive their proportionate share of the repayment thereof. See "Underwriting".

                                CAPITALIZATION

  The following table sets forth the combined short-term debt and capitalization of the Company as of September 30, 1997 (i) on an actual basis,
(ii) on a pro forma basis giving effect to the Distribution and the related borrowings and (iii) on a pro forma basis giving effect to the Distribution and the related borrowings and adjusted to give effect to the issuance of the Notes offered hereby and the application of the gross proceeds therefrom as set forth under "Use of Proceeds". The table should be read in conjunction with the historical combined financial statements of the Company and related notes thereto incorporated by reference herein.

                                                        SEPTEMBER 30, 1997
                                                   ----------------------------
                                                                     PRO FORMA
                                                   ACTUAL PRO FORMA AS ADJUSTED
                                                   ------ --------- -----------
                                                          (IN MILLIONS)
Short-term debt:
  Due to Western Atlas............................ $230.0
  Notes payable and current portion of long-term
   obligations....................................   44.0  $ 74.0     $ 74.0
                                                   ------  ------     ------
    Total short-term debt.........................  274.0    74.0       74.0
                                                   ------  ------     ------
Long-term obligations, excluding current portion:
  Credit Facility.................................          200.0
  Notes...........................................                     200.0
  Other long-term obligations.....................   17.1    17.1       17.1
                                                   ------  ------     ------
    Total long-term obligations...................   17.1   217.1      217.1
                                                   ------  ------     ------
    Total stockholders' equity(1).................  619.5   619.5      619.5
                                                   ------  ------     ------
      Total capitalization(2)..................... $910.6  $910.6     $910.6
                                                   ======  ======     ======

--------
(1) Actual represents investment by Western Atlas.

(2) Includes short-term debt, long-term obligations and stockholders' equity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following is a description of the business segments of the Company and a discussion of the historical combined financial condition and results of operations of the Company. This discussion should be read in conjunction with the historical combined financial statements of the Company and related notes thereto incorporated by reference herein.

GENERAL

  The Company is a leading industrial technologies company providing customers with innovative solutions for improving their efficiency and productivity, through its two business segments-- Automated Data Systems and Industrial Automation Systems.

  Future growth in these businesses is expected to result from expansion of the Company's existing operations and its customer base, and through acquisitions. In seeking acquisitions, the Company will concentrate on technologies, products and services which enhance customer productivity and efficiency, and those that can be characterized as growth drivers.

RESULTS OF OPERATIONS

  Sales and service revenues and segment operating profit for each of the three years in the period ended December 31, 1996 and for the nine month periods ended September 30, 1996 and 1997 (excluding the $203 million charge for acquired in-process research and development described below) were as follows:

                                                                    NINE MONTHS
                                                                       ENDED
                                                      YEAR ENDED     SEPTEMBER
                                                     DECEMBER 31,       30,
                                                   ---------------- -----------
                                                   1994 1995  1996  1996  1997
                                                   ---- ---- ------ ---- ------
                                                          (IN MILLIONS)
   SALES AND SERVICE REVENUES:
   Industrial Automation Systems.................. $668 $622 $  798 $548 $  633
   Automated Data Systems.........................  303  321    367  267    461
                                                   ---- ---- ------ ---- ------
   Total Sales and Service Revenues............... $971 $943 $1,165 $815 $1,094
                                                   ==== ==== ====== ==== ======
   SEGMENT OPERATING PROFIT:
   Industrial Automation Systems.................. $ 56 $ 62 $   70 $ 47 $   75
   Automated Data Systems.........................   24   13     30   21     16
                                                   ---- ---- ------ ---- ------
   Total Segment Operating Profit................. $ 80 $ 75 $  100 $ 68 $   91
                                                   ==== ==== ====== ==== ======

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

  Total sales and service revenues increased $279 million or 34% for the nine months ended September 30, 1997 compared with the corresponding prior period. Total segment operating profit increased $23 million or 34% for the nine months ended September 30, 1997 compared with the corresponding prior period.

  IAS sales increased $85 million or 16% and related operating profit increased $28 million or 60% for the nine months ended September 30, 1997 compared with the corresponding prior period. The increase in sales for 1997 was tempered due to the sale of the Company's Material Handling Systems division in the fourth quarter of 1996. IAS experiences lower profit margins in the early stages of long-term contracts (until the development risks have been mitigated). During the first several months of 1997, the integrated manufacturing systems operations experienced a higher level of sales and profits from contracts in the final delivery and installation phase. These projects contributed to an increase in operating margins for IAS from 8.6% in 1996 to 11.8% in 1997. Accordingly, IAS backlog declined from $545.2 million at December 31, 1996 to $379.4 million at September 30, 1997.

  ADS sales increased $194 million or 73% while operating profit decreased $5 million or 24% for the nine months ended September 30, 1997 compared with the corresponding prior period. The sales increase is attributable to the acquisitions of Norand and UBI. However, the process of integrating the formerly separate organizations and the restructuring of these operations to focus on core technology areas has caused a temporary negative impact on the operating profit of the combined entities. ADS operating margins, which declined from 7.9% for the nine months ended September 30, 1996 to 3.5% for the nine months ended September 30, 1997, are expected to improve beginning in 1998 following the completion of the integration and restructuring efforts.

  The Company acquired Norand on March 3, 1997, and UBI on April 4, 1997. Norand designs, manufactures and markets mobile computing systems and wireless data communications networks using radio frequency technology. Norand's fiscal 1996 revenues were approximately $235 million. UBI is a European based automated data collection company headquartered in Sweden, and had fiscal 1996 sales of approximately $100 million. These companies are currently being integrated into the ADS segment. Both transactions were funded using a combination of Western Atlas committed credit facilities, short-term uncommitted credit lines and excess cash, and are being accounted for under the purchase method of accounting. Accordingly, the acquisition costs (approximately $280 million and $107 million for Norand and UBI, respectively) have been allocated to the net assets acquired based upon their relative fair values. Such allocation resulted in $203 million assigned to acquired in-process research and development activities; $156 million assigned to goodwill (to be amortized over 25 years using the straight-line method); and $29 million assigned to other intangibles (to be amortized over periods ranging from 4 to 18 years using the straight-line method). During the second quarter of 1997, the Company expensed the amounts assigned to acquired in-process research and development in accordance with Financial Accounting Standards Board Interpretation No. 4.

  The Company acquired the remaining 51% of Honsberg, a German machine tool maker, in the second quarter of 1997. The original 49% of Honsberg was acquired during 1995. The Company acquired the stamping, engineering, and prototyping division of Modern Prototype Company in September 1997.

  Net interest expense was $12.8 million and $5.1 million for the nine months ended September 30, 1997 and 1996, respectively. The increase is primarily attributable to an increase in the level of Western Atlas allocated debt from $114.0 million at September 30, 1996 to $230.0 million at September 30, 1997. The increase in allocated debt is primarily due to the 1997 acquisitions of Norand and UBI.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO 1995

  Total sales and service revenues increased $222 million, or 24%, and related segment operating profit increased $25 million, or 33%, for the year ended December 31, 1996 compared with the corresponding prior period.

  ADS revenues increased by $46 million, or 14%, as a result of the success of new product introductions and increased deliveries on Intermec's five-year purchase agreement with the U.S. Government. Revenues attributable to new product introductions rose by $23 million, or 209%, and related unit shipments increased 213% over 1995 levels. Revenues under the purchase agreement with the U.S. Government increased $16 million, primarily attributable to a 38% increase in unit hardware shipments.

  ADS operating profit increased by $17 million in 1996, and operating margins improved from 4.0% in 1995 to 8.2% in 1996. In 1995 margins were adversely impacted by changes in product mix and competitive pressure on pricing of certain mature product lines. Approximately one percentage point of the 1996 increase was due to improved margins on media products (labels and printer ribbons), while the remaining improvement resulted from the Company responding to factors contributing to the 1995 decrease. The 1995 decrease in margins was affected by the cost of a shift from proprietary to open architecture systems which caused an approximate two percentage point decrease, while pricing pressure contributed to an additional decrease of approximately two percentage points.

  IAS revenues increased by $176 million, or 28%, in 1996, and its operating profit increased by 13% to $70 million. Operating margins declined from 10.0% in 1995 to 8.8% in 1996 as a result of lower profit recognition in the early stages of certain 1996 contracts. Backlog improved to $545 million at December 31, 1996 compared to $501 million at the prior year-end.

  Net interest expense decreased from $9.3 million in 1995 to $7.1 million in 1996 because of lower levels of allocated Western Atlas debt, as well as reduced interest income attributable to lower average balances in cash and marketable securities.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO 1994

  Total sales and service revenues decreased $28 million, or 3%, and related segment operating profit decreased $5 million, or 6%, for the year ended December 31, 1995 compared with the corresponding prior period.

  ADS revenues increased by $18 million, or 6%, in 1995. However, related operating profit declined by $11 million, or 46%, and ADS operating margins dropped from 7.9% to 4.0% for the reasons discussed above.

  IAS revenues decreased $46 million, or 7%, and related operating profit increased $6 million, or 11%, for the year ended December 31, 1995 compared with the corresponding prior period. The decrease in sales and service revenues in 1995 compared with 1994 resulted from several large programs with automobile customers being completed by the integrated manufacturing systems operations and shipped near the end of 1994. The increase in operating profit is partially attributable to improvements in the operational performance of the Material Handling Systems division in 1995 compared with 1994. This division was included with IAS until it was sold in 1996. IAS backlog increased to $501 million at December 31, 1995, from $353 million at December 31, 1994.

  Net interest expense decreased from $15.7 million in 1994 to $9.3 million in 1995. Allocated Western Atlas debt declined following the sale of 6.9 million Western Atlas common shares in September 1994, the proceeds of which ($286 million) were used primarily to pay down debt.

FOREIGN CURRENCY TRANSACTIONS

  The Company is subject to the effects of international currency fluctuations due to the global nature of its operations. Currency fluctuations did not have a significant impact on operations during the nine months ended September 30, 1997 and 1996 or fiscal years 1996, 1995 and 1994. It is not possible to predict the Company's exposure to foreign currency fluctuations beyond the near term because revenues generated from particular foreign jurisdictions vary widely over time. The Company hedges transactions from time to time, but the amount and volume of such transactions are not material.

  For fiscal year 1996, the Company derived approximately 18% of its revenues and approximately 22% of its operating profits (exclusive of corporate overhead) from non-U.S. operations. However, at

December 31, 1996, identifiable assets attributable to foreign operations comprised 14% of total assets (of which the largest components were attributable to European operations). Therefore, exposure of identifiable assets to foreign currency fluctuations or expropriations is not significant, even after considering the 1997 acquisitions of Norand and UBI.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has obtained credit facilities with a group of banks which permit the Company to borrow in excess of $520 million. These credit facilities consist of a $400 million committed credit facility and other uncommitted credit facilities. On October 31, 1997, funds borrowed under the committed facility were used to pay a $230 million dividend to Western Atlas in connection with the Distribution.

  At December 31, 1997, the Company had approximately $200 million available under its committed credit facilities.

  Cash and cash equivalents decreased from $149.5 million at December 31, 1996 to $13.4 million at September 30, 1997 primarily as a result of the Norand acquisition.

  Total debt increased from $151.5 million at December 31, 1996 to $291.2 million at September 30, 1997 due primarily to an increase in the Western Atlas allocated debt attributable to the use of a combination of Western Atlas' committed credit facilities and short-term uncommitted credit lines to fund the Norand and UBI acquisitions. The remaining increase is primarily attributable to capital expenditures and working capital needs of the operations.

  In November and December 1997, the Company entered into agreements to purchase $125 million of ten-year U.S. treasury securities at a forward rate, maturing February 1998.

  The Company expects that cash flow from operations, along with available borrowing capacity, will be adequate to meet working capital requirements. The Company does not anticipate any material adverse decline in cash flow from operations nor any significant changes in capital expenditures required to support ongoing operations.

INFLATION

  In the opinion of management, inflation has not been a significant factor in the markets in which the Company operates and has not had a significant impact upon the results of its operations.

FORWARD LOOKING STATEMENTS

  The Company also cautions readers that, in addition to the historical information included herein, this Prospectus Supplement and the documents incorporated by reference herein include certain forward-looking statements and information that are based on management's beliefs as well as on assumptions made by and information currently available to management. When used in this Prospectus Supplement, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions are intended to identify such forward-looking statements. However, this Prospectus Supplement also contains other forward-looking statements. Such statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which could cause the Company's future results to differ materially from those expressed or implied in any forward-looking statements made by or on behalf of the Company. Such factors include, but are not limited to, fluctuations in the strength of the automotive market; technological developments, particularly in the ADC/Mobile Computing System industry; competitive conditions; the availability and cost of materials and supplies; relations with the Company's employees; the Company's ability to manage its operating costs and to integrate acquired businesses in an effective manner; general economic conditions; governmental regulations; and risks associated with international operations. Any forward-looking statements should be considered in light of these factors and other factors described in the documents incorporated by reference herein, many of which are beyond the Company's ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                           DESCRIPTION OF THE NOTES

  The following sets forth the particular terms of the   % Notes due
         , 2008 (the "Notes") offered hereby and supplements and should be read in conjunction with the statements in the accompanying Prospectus under the caption "Description of Debt Securities". Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.

GENERAL

  The Notes will be issued as a series of Senior Debt Securities under the Senior Indenture, which is more fully described in the accompanying Prospectus.

  The Notes will be issued as unsecured obligations of the Company in an
aggregate principal amount of $200.0 million and will mature on            ,
2008. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of the creditors of such subsidiary, except to the extent the Company may itself be recognized as a creditor of such subsidiary. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries. As of December 31, 1997, the Company's subsidiaries had $52.3 million of outstanding indebtedness.

  The Notes will bear interest from             , 1998, payable semi-annually
in arrears on each          and          , commencing           , 1998, at the
rate set forth on the cover page of this Prospectus Supplement, to the persons
in whose names the Notes are registered on the preceding             and
             , respectively.

  The Notes will be represented by a Book-Entry Security that will be deposited with, or on behalf of, DTC, the depositary for the Notes, and registered in the name of Cede & Co., the nominee of DTC. So long as the Notes are represented by Book-Entry Securities, the interest payable on the Notes will be paid to Cede & Co., the nominee of DTC, or its registered assigns, as the registered owner of the Book-Entry Securities, by wire transfer of immediately available funds on each of the applicable interest payment dates, not later than 2:30 p.m. Eastern Standard Time. If the Notes are no longer represented by Book-Entry Securities, payment of interest may, at the option of the Company, be made by check mailed to the address of the person entitled thereto. A description of DTC's procedures is set forth in the accompanying Prospectus under the heading "Book-Entry Securities".

  No sinking fund is provided for the Notes.

OPTIONAL REDEMPTION

  The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (determined on the third Business Day preceding such redemption date), plus, in each case, accrued and unpaid interest thereon to the redemption date.

  "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, plus 0.20%.

  "Comparable Treasury Issue" means the United States Treasury security selected by a Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

  "Comparable Treasury Price" means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding such redemption date.

  "Reference Treasury Dealer" means each of Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Credit Suisse First Boston Corporation and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer") or is no longer quoting prices for United States Treasury securities, the Company shall substitute therefor another Primary Treasury Dealer.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

  Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

DEFEASANCE

  The provisions described under "Description of Debt Securities--Defeasance of Offered Debt Securities or Certain Covenants in Certain Circumstances" in the accompanying Prospectus are applicable to the Notes.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                    PRINCIPAL
                                                                      AMOUNT
                             UNDERWRITER                             OF NOTES
                             -----------                           ------------
   Goldman, Sachs & Co. .......................................... $
   Credit Suisse First Boston Corporation.........................
   J.P. Morgan Securities Inc. ...................................
                                                                   ------------
     Total........................................................ $200,000,000
                                                                   ============

  Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of    % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to
exceed    % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  In the ordinary course of their business, the Underwriters and certain of their affiliates have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company and affiliates of the Company. A portion of the net proceeds from this offering is expected to be used to reduce borrowings under the Credit Facility, under which Credit Suisse First Boston Corporation and Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., are lenders. See "Use of Proceeds". Accordingly, this offering will be made in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities

Dealers, Inc. The Underwriters will not receive any financial benefit in connection with this offering other than the underwriting discount.

                             VALIDITY OF THE NOTES

  The validity of the Notes offered hereby will be passed upon for the Company by Norman L. Roberts, Esq., Senior Vice President and General Counsel of the Company, and for the Underwriters by Sullivan & Cromwell, Los Angeles, California. Mr. Roberts beneficially owns 8,715 shares of Common Stock and holds options to purchase 100,000 additional shares of Common Stock.

                                  $600,000,000

                                  UNOVA, INC.
                         COMMON STOCK, PREFERRED STOCK,
                DEPOSITARY SHARES, DEBT SECURITIES AND WARRANTS

  UNOVA, Inc. (the "Company") may offer from time to time (i) common stock, par value $.01 per share ("Common Stock"), (ii) one or more series of Preferred Stock, par value $.01 per share ("Preferred Stock"), which may be evidenced by Depository Shares (as defined herein), (iii) one or more series of debt securities ("Debt Securities"), consisting of debentures, notes and/or other unsecured evidences of indebtedness, which may be unsubordinated ("Senior Debt Securities") or subordinated ("Subordinated Debt Securities") to certain other obligations of the Company, and (iv) warrants to purchase Debt Securities, Preferred Stock, Common Stock or Depositary Shares ("Warrants," and together with the Common Stock, Preferred Stock, Depositary Shares and Debt Securities, "Securities"), at an aggregate initial offering price not to exceed $600,000,000 (or its equivalent in another currency or currency unit based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. Securities may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

  The specific terms of the Securities in respect to which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable (i) in the case of Common Stock, the number of shares; (ii) in the case of Preferred Stock, the specific serial designation, the number of shares, any dividend, redemption, liquidation, conversion, exchange, sinking fund, voting and other rights, if any, and whether interests in such Preferred Stock will be evidenced by Depositary Shares and, if so, the identity of the Depositary; (iii) in the case of Debt Securities, whether they are Senior or Subordinated Debt Securities and subordination terms, if any, the specific designation, aggregate principal amount, the currency or currency unit in which payments are to be made, denominations, maturity, premium, if any, rate (which may be fixed or variable) and time of payment of interest, if any, terms for redemption at the option of the Company or the holder, if any, terms for sinking fund payments, if any, and, in the case of Subordinated Debt Securities, conversion or exchange rights, if any; and (iv) in the case of Warrants, the duration, offering price, exercise price and detachability of such Warrants, as well as a description of the Common Stock, Preferred Stock, Depositary Shares or Debt Securities issuable upon such exercise. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Stock will be issued in permanent global form and Common Stock will be issued through the Company's direct registration system.

  The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "UNA". Any Common Stock offered will be listed, subject to notice of issuance, on such exchange. The applicable Prospectus Supplement will also contain information, where applicable, as to any other listing on a securities exchange of Securities covered by such Prospectus Supplement.

  The Company may sell Securities to or through one or more underwriters, and also may sell Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the number or principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution". No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

               THE DATE OF THIS PROSPECTUS IS JANUARY 16, 1998.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material is also available from the Commission through the Internet at http://www.sec.gov. The Common Stock is listed on the NYSE. Reports, proxy statements and other information relating to the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 001-13279) under Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference in this Prospectus:

  a. The Company's Registration Statement on Form 10, filed on August 18, 1997, as amended by Amendment No. 1 thereto filed on October 1, 1997 and Amendment No. 2 thereto filed on October 22, 1997 (as so amended, the "Form 10").

  b. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, as originally filed on November 26, 1997, as amended by the Company's Report on Form 10-Q/A filed on January 15, 1998.

  c. The Company's Current Report on Form 8-K filed on December 24, 1997.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of any Securities are hereby incorporated by reference into this Prospectus and shall be deemed a part hereof from the date of filing of such documents.

  Any statement contained herein, in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein, in any supplement hereto or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Prospectus or any supplement hereto.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed by mail, addressed to UNOVA, Inc., 360 North Crescent Drive, Beverly Hills, California 90210, Attention: Investor Relations Office, by telephone to
(310) 888-2583, or by electronic mail to pubrel@unova.com. This information may also be requested through the Company's website on the Internet at http://www.unova.com.

                                  THE COMPANY

  The Company is a leading industrial technologies company providing customers with innovative solutions for improving their efficiency and productivity through its two business segments--Automated Data Systems ("ADS") and Industrial Automation Systems ("IAS"). Automated Data Systems principally serves the industrial market, providing automated data collection and mobile computing products and services. Customers include distribution and transportation companies, food and beverage operations, manufacturing industries, health care providers and government agencies. Industrial Automation Systems primarily serves the worldwide automotive, off-road and diesel engine manufacturing industries, providing integrated machining systems, body welding and assembly systems and precision grinding and abrasive systems.

  Prior to October 31, 1997, the Company was a wholly-owned subsidiary of Western Atlas Inc. ("Western Atlas"). The Company became an independent public company on October 31, 1997 (the "Distribution Date") upon the distribution, in the form of a dividend, of all outstanding Common Stock to shareholders of Western Atlas.

  The Company's principal executive offices are located at 360 North Crescent Drive, Beverly Hills, California 90210, and its telephone number at such address is (310) 888-2500.

                                USE OF PROCEEDS

  Unless otherwise indicated in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including, without limitation, capital expenditures, possible future acquisitions, repurchases of capital stock, refinancing of outstanding indebtedness and working capital requirements.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges of the Company for each of the two years ended July 31, 1993, the five months ended December 31, 1993, each of the three years ended December 31, 1996 and the nine months ended September 30, 1997 were as follows:

                          YEAR ENDED    FIVE MONTHS    YEAR ENDED    NINE MONTHS
                           JULY 31,        ENDED      DECEMBER 31,      ENDED
                          ----------    DECEMBER 31, -------------- SEPTEMBER 30,
                          1992   1993       1993     1994 1995 1996     1997
                          -----  -----  ------------ ---- ---- ---- -------------
Ratio of Earnings to
 Fixed Charges...........   4.5    6.4      0.2      2.8  3.9  5.7       4.2

  For the purpose of computing this ratio, earnings consist of earnings before income taxes, cumulative effect of a change in accounting principle and the charge for acquired in-process research and development, plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including allocated charges from Western Atlas) and the portion of operating lease rental expense that is representative of the interest factor. For the five months ended December 31, 1993, fixed charges exceeded earnings, as so defined, by $5.1 million. For the nine months ended September 30, 1997, fixed charges exceeded earnings, as so defined, by $140.8 million when including the $203.3 million acquired in-process research and development charge.

                          DESCRIPTION OF COMMON STOCK

  The following summaries of certain provisions of the Certificate of Incorporation (the "Certificate"), and By-laws of the Company (the "By-laws") (and the Rights Agreement (as defined below)) do not purport to be complete and are qualified in their entirety by reference to such instruments, each of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part.

AUTHORIZED CAPITAL

  The Company's authorized capital stock consists of 250,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock. Each outstanding share of Common Stock currently has attached to it one preferred share purchase right (a "Right") issued pursuant to a Share Purchase Rights Plan (the "Rights Plan"). Each Right entitles its registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share ("Series A Preferred Stock") as described under "-- Rights Plan" below.

  As of October 31, 1997, there were 54,510,193 shares of Common Stock and no shares of Preferred Stock issued and outstanding. As of October 31, 1997, there were 11,000,000 shares of Common Stock reserved for issuance under various benefit plans.

GENERAL

  The holders of Common Stock will be entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors of the Company (the "Board") with respect to any series of Preferred Stock, the holders of such shares exclusively will possess all voting power. The Certificate does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock created by the Board from time to time, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders.

  The Company maintains a direct registration system ("DRS") for the Common Stock. The DRS permits each shareholder to maintain the registration of his or her shares of Common Stock in his or her own name without the need for the Company to issue, or for the shareholder to maintain or store, a physical stock certificate. Under the DRS, a shareholder receives an account statement at least annually from the Transfer Agent for the Common Stock, ChaseMellon Shareholder Services, LLC (the "Transfer Agent"), indicating the number of shares in the shareholder's account. Any shareholder who elects to receive a physical certificate evidencing his or her shares of Common Stock may obtain a certificate at no charge by contacting the Transfer Agent. The shareholder may also request that the shares be electronically transferred to the shareholder's brokerage account.

RIGHTS PLAN

  The Board has adopted the Rights Plan under which the Board declared a dividend of one Right for each outstanding share of Common Stock. Each share of Common Stock has attached to it (as described below) an associated Right. Rights are issuable in respect of all shares of Common Stock issued prior to the earliest of (i) the Rights Distribution Date (as defined below), (ii) the date on which the Rights are redeemed or exchanged as discussed below or (iii) September 24, 2007. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, at a price of $70 (the "Purchase Price"), subject to adjustment. The terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Chase Manhattan Bank, as Rights Agent (the "Rights Agent").

  The Rights Agreement provides that, until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of Common Stock. The "Rights Distribution Date" is the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15 percent or more of the outstanding shares of Common Stock or (ii) ten business days (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15 percent or more of the outstanding shares of Common Stock. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Rights Distribution Date and such separate Rights Certificates alone will evidence the Rights.

  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. At any time prior to the time a person or group of affiliated or associated persons becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board in its sole discretion may establish.

  If the Rights are not redeemed as provided above and in the event that the Company is acquired in a merger or other business combination transaction or 50 percent or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50 percent or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one-hundredth of a share of Series A Preferred Stock, per Right (subject to adjustment).

  Shares of Series A Preferred Stock which are purchasable under the Rights Plan will not be redeemable. Each Share of Series A Preferred Stock will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock, but in no event shall such minimum preferential quarterly payment be less than $1 per share. In the event of liquidation, the holders of the shares of Series A Preferred Stock will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock, but in no event shall they receive less than $100 per share. Each share of Series A Preferred Stock will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation, or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights is not taxable, shareholders may recognize taxable income upon the occurrence of subsequent events--for example, upon the redemption, sale, or other disposition of the Rights, or upon the Rights becoming exercisable with respect to an acquiror's stock whether or not exercised. The Rights will expire on September 24, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

  As of the Distribution Date, two subsidiaries of Unitrin, Inc. ("Unitrin") owned 23.6 percent of the outstanding shares of Common Stock. The Rights Plan does not affect the Unitrin companies so long as they do not purchase additional shares of Common Stock or their shares are not transferred to a third party or group which would thereby beneficially own 15 percent or more of the outstanding shares of Common Stock.

  The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, including an amendment to lower the 15 percent thresholds described above to not less than the greater of (i) the sum of .001 percent and the largest percentage of the outstanding Common Stock then known to the Company to be beneficially owned by any person or group or affiliated or associated persons (other than Unitrin, Inc. and its subsidiaries) and (ii) 10 percent, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interest of the holders of the Rights.

  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired.

  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part.

OTHER PROVISIONS

  The Certificate, the By-laws and Delaware law contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Certificate and the By-laws, which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

 Classified Board

  The Certificate and By-laws provide that the Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The Certificate and the By-laws provide that, of the initial directors of the Company, approximately one-third will continue to serve until the 1999 Annual Meeting of Shareholders, approximately one-third will continue to serve until the 2000 Annual Meeting of Shareholders, and approximately one-third will continue to serve until the 2001 Annual Meeting of Shareholders.

  The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board. Such a delay may help ensure that the Company's directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the shareholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board would be beneficial to the Company and its shareholders and whether or not a majority of the Company's shareholders believe that such a change would be desirable.

  The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. The classification of the Board could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to take control of the Company and remove a majority of the Board, the classification of the Board could tend to reduce the likelihood of fluctuations in the market price of the Common Stock that might result from accumulations of large blocks for such a purpose. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

 Number of Directors; Removal; Filling Vacancies

  The Certificate provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board. In addition, the By-laws provide that, subject to any rights of holders of Preferred Stock, and unless the Board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum. Accordingly, the Board could prevent any shareholder from enlarging the Board and filling the new directorships with such shareholder's own nominees.

  Under Delaware law, unless otherwise provided in the Certificate, directors serving on a classified board may only be removed by the shareholders for cause. In addition, the Certificate and the By-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80 percent of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

 No Shareholder Action by Written Consent; Special Meetings

  The Certificate and the By-laws provide that, subject to the rights of any holders of Preferred Stock to elect additional directors under specified circumstances, shareholder action can be taken only at an annual or special meeting of shareholders and prohibit shareholder action by written consent in lieu of a meeting. The By-laws provide that special meetings of shareholders can be called only upon a written request stating the purpose of such meeting delivered to the Chairman of the Board, the President (if any) or the Secretary, signed by a majority of the Board or by resolution of the Board or the Executive Committee (if any). Shareholders are not permitted to call a special meeting or to require that the Board call a special meeting of shareholders. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company.

  The provisions of the Certificate and the By-laws prohibiting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called at the request of a majority of the Board or by resolution of the Board or the Executive Committee thereof. These provisions would also prevent the holders of a majority of the voting power of the Voting Stock from unilaterally using the written consent procedure to take shareholder action and from taking action by consent. Moreover, a shareholder could not force shareholder consideration of a proposal over the opposition of the Chairman and the Board by calling a special meeting of shareholders prior to the time the Chairman or a majority of the Board believes such consideration to be appropriate.

 Fair Price Provision

  Article IX of the Certificate ("Article IX") places certain limitations on the Company's ability to effect a Business Combination with an Interested Shareholder (as each such term is defined therein).

  Definitions. Article IX confers upon a majority of the Whole Board, or, if a majority of the Whole Board does not consist of Continuing Directors (as hereinafter defined), a majority of the then Continuing Directors, the power and duty to determine, on the basis of information known after reasonable inquiry, the applicability of certain defined terms used in Article IX as well as all other facts necessary to determine compliance with Article IX. A summary of the definitions of certain of these terms follows.

  An "Interested Shareholder" is any person (other than the Company or a subsidiary) who or which is (a) the beneficial owner (as defined below) of ten percent or more of the voting power of the outstanding Voting Stock, or (b) an "Affiliate" or an "Associate" (as defined in Article IX) of the Company or at any time within the two-year period immediately prior to the date in question was the beneficial owner of 10 percent or more of the voting power of the then outstanding Voting Stock, or (c) an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question Beneficially Owned (as defined below) by a person described in (a) or (b) above (other than shares acquired through a public offering). Notwithstanding the foregoing, neither Unitrin nor any of its subsidiaries will be an Interested Shareholder as long as such entities in the aggregate beneficially own less than 12,658,000 shares of Common Stock.

  A person is the "beneficial owner" of, or "Beneficially Owns," any shares of Voting Stock which such person or any of its Affiliates or Associates (as defined in Article IX) directly or indirectly owns or has the right to acquire or vote or which are beneficially owned by any member of any group of such persons having any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

  A "Business Combination" includes the following transactions: (a) a merger or consolidation of the Company or any of its subsidiaries with an Interested Shareholder or any corporation (whether or not itself an Interested Shareholder) which is, or after such merger or consolidation would be, an Affiliate of such Interested Shareholder; (b) the sale or other disposition (in one transaction or a series of transactions) by the Company or any of its subsidiaries of assets having an aggregate "Fair Market Value" (as defined in Article IX) of $10 million or more if an Interested Shareholder or any Affiliate or Associate of an Interested Shareholder is a party to the transaction; (c) the issuance or transfer (in one transaction or a series of transactions) of any securities of the Company or of any of its subsidiaries to an Interested Shareholder or any Affiliate or Associate of an Interested Shareholder in exchange for cash or property (including stock or other securities) having an aggregate Fair Market Value of $10 million or more; (d) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Shareholder or any Affiliate or Associate of an Interested Shareholder; (e) any reclassification of securities, recapitalization, merger with a subsidiary or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding stock of any class of the Company or any of its subsidiaries Beneficially Owned by an Interested Shareholder or any Affiliate or Associate of an Interested Shareholder.

  A "Continuing Director" is any member of the Company's Board, who is not affiliated with the Interested Shareholder in question and was a director of the Company prior to the time such Interested Shareholder became an Interested Shareholder, and any director who is thereafter appointed to fill any vacancy on the Company's Board or who is elected and who, in either event, is not affiliated with an Interested Shareholder and in connection with his or her initial assumption of office was recommended by a majority of the Continuing Directors then on the Company's Board.

  Shareholder Vote Required for Certain Business Combinations. Article IX requires the approval of the holders of 80 percent of the voting power of all of the then outstanding shares of the Voting Stock, voting together as a single class, as a condition to Business Combinations, except in cases in which one of the two alternatives described under "-- Exceptions to Higher Vote Requirement" were applicable and were satisfied. In the event that either of such alternatives were applicable and satisfied with respect to the particular Business Combination, the affirmative vote otherwise required by Delaware law and the other provisions of the Certificate and by the terms of any class or series of stock of the Company which might be outstanding at the time of the Business Combination would apply. Thus, depending upon the circumstances, Article IX may require an 80 percent shareholder vote for a Business Combination in cases in which either a majority vote or no vote would presently be required under Delaware law.

  Even if an Interested Shareholder could obtain an 80 percent affirmative shareholder vote in favor of a Business Combination under Delaware law, such Business Combination may nevertheless (depending upon its nature) require approval by the Company's Board prior to its submission to a shareholder vote (such would be the case, for instance, with respect to a merger or consolidation involving the Company). In that case, the Interested Shareholder could not effect such Business Combination, regardless of its ability to assure an 80 percent shareholder vote, without Board action. Further, even were an Interested Shareholder able to obtain votes sufficient to effect a repeal of such provisions, it could not, under the Certificate, exercise its power by written consent or compel the Board to call a special meeting of shareholders for the purpose of voting on such repeal. As discussed above, as a result of the classified board provisions in the Certificate, an interested shareholder could not be assured of gaining control of the Board until at least two shareholder meetings had been held. In addition, Section 203 of the Delaware General Corporation Law ("Section 203"), which restricts second-step mergers with "Interested Shareholders" (and is described more fully below), might also operate to prevent an Interested Shareholder from effecting a Business Combination.

  Exceptions to Higher Vote Requirement. In the case of a Business Combination that involved the receipt of cash or other consideration by the Company's shareholders, solely in their capacity as shareholders, the 80 percent affirmative shareholder vote requirement would not apply if either (a) the Business Combination were approved by a majority of the Continuing Directors of the Company (in order for this condition to be satisfied there must be at least three Continuing Directors), or (b) all of the requirements described in paragraphs (1), (2) and (3) below were satisfied.

  If the Business Combination did not involve the receipt of consideration by the Company's shareholders solely as shareholders (e.g., because it took the form of a sale of assets or an original issuance of the Company's securities to an Interested Shareholder), only approval by a majority of the Continuing Directors would avoid the requirement for such 80 percent shareholder vote, although, as noted above, such Business Combination might, depending upon the circumstances, otherwise require a lesser or no shareholder vote. If there were fewer than three Continuing Directors, such Business Combination would necessarily require such 80 percent shareholder vote. On the other hand, approval by a majority of the Continuing Directors would, with respect to any Business Combination, avoid both the 80 percent shareholder vote requirement and the need to satisfy all of the requirements described below.

  As noted above, under Delaware law a particular Business Combination may, depending upon its nature, require approval of the Board and/or less-than-80-percent shareholder approval. Neither the approval of such Business Combination by a majority of the Continuing Directors nor the satisfaction of the form of consideration, minimum price and procedural requirements of
Article IX with respect to such Business Combination would supersede such other approval requirements of Delaware law or any class voting requirements with respect to any series or class of stock of the Company then outstanding. It also would not supersede the requirements of Section 203, discussed below. Rather, such approval or satisfaction of such form of consideration, minimum price and procedural requirements would eliminate only the requirement for the 80 percent shareholder vote otherwise required by Article IX.

  In order to avoid the requirement of an 80 percent shareholder vote or approval by a majority of the Continuing Directors in the case of a Business Combination that involved the receipt of cash or other consideration by the Company's shareholders, the following conditions must be met:

    (1) Form of Consideration Requirement. The consideration to be received by holders of a particular class (or series) of capital stock in the Business Combination would be required to be either cash or the same type of consideration used by the Interested Shareholder and its Affiliates in acquiring the largest portion of their interest in such class (or series) of capital stock. If the Interested Shareholder and its Affiliates have not previously purchased any shares of such class (or series) of capital stock, the consideration paid to holders of shares of that class (or series) in the Business Combination would be required to be cash.

    (2) Minimum Price Requirements. The aggregate of (x) the cash and (y) the Fair Market Value, as of the date of consummation of the Business Combination (the "Consummation Date"), of any consideration other than cash to be received per share by holders of Common Stock, in the Business Combination would have to be at least equal to the higher of (i) the highest per share price paid by the Interested Shareholder or any of its Affiliates in acquiring any shares of Common Stock during the two years immediately prior to the date of the first public announcement of the proposal of the Business Combination (the "Announcement Date") or in any transaction in which the Interested Shareholder became an Interested Shareholder (whichever is higher), plus interest compounded annually from the first date on which the Interested Shareholder became an Interested Shareholder (the "Determination Date") through the Consummation Date at the publicly announced base rate of interest of Morgan Guaranty Trust Company of New York, or such other major bank headquartered in New York, New York, as may be selected by the Continuing Directors, from time to time in effect in New York, New York, less the aggregate dividends paid on each share of Common Stock from the Determination Date through the Consummation Date up to but not exceeding the amount of interest so payable per share of Common Stock, and (ii) the Fair Market Value per share of Common Stock on the Announcement Date or the Determination Date, as the case may be, whichever is higher.

  The higher of (i) and (ii) above would have to be paid in respect of all outstanding shares of Common Stock, whether or not the Interested Shareholder or any of its Affiliates had previously acquired any shares of Common Stock. If the Interested Shareholder and its Affiliates did not purchase any shares of Common Stock, as the case may be, during the two-year period prior to the Announcement Date or in the transaction in which the Interested Shareholder became an Interested Shareholder (e.g., if the Interested Shareholder became an Interested Shareholder by purchasing shares of any then-outstanding class of voting Preferred Stock), the minimum price would be as determined under
(ii). Under (i), interest and dividends would be computed from the Determination Date whether the highest price during the two-year period prior to the Announcement Date were higher than the price paid in the transaction on the Determination Date or vice versa and whether the Determination Date occurred before or after the beginning of such two-year period. Thus, for instance, if the highest price per share paid by the Interested Shareholder and its Affiliates during such two-year period was higher than the price paid in the transaction on the Determination Date and the Determination Date occurred before the beginning of such two-year period, interest and dividends would nevertheless be required to be computed on such highest price from the Determination Date. Since (ii) does not include an interest factor, if (ii) exceeded (i) no interest would be included in computing the per share amount required to be paid in the Business Combination.

  The following example illustrates the application of the form of consideration and minimum price requirements to a Business Combination with an Interested Shareholder acting alone which (x) acquired in the open market, during the two-year period prior to the Announcement Date, 4.9 percent of the outstanding Common Stock (the only then outstanding class of Voting Stock), for which its highest per share price was $40, (y) became an Interested Shareholder by purchasing 45 percent of the outstanding Common Stock in a cash tender offer at $50 per share, and
(z) then announced a proposed Business Combination with the Company at a time when the Common Stock was trading at $55 per share:

    (i) highest price paid by the Interested Shareholder per share of Common Stock during the two-year period prior to the Announcement Date ($40) or on the Determination Date in the transaction in which the Interested Shareholder became such ($50), whichever is higher (i.e., $50), plus the net amount (assumed herein to be $2) representing interest (on $50), less dividends paid or declared (if ultimately paid) per share of Common Stock, from the Determination Date through the Consummation Date: $52.

    (ii) Fair Market Value per share of Common Stock on the Announcement
  Date: $55.

  Accordingly, in the above example, in order to comply with Article IX's minimum price requirements, the Interested Shareholder would be required to pay at least $55 per share (the higher of the two alternatives above) and, in order to comply with Article IX's form of consideration requirement, such price would have to be paid in cash.

  The per share prices and interest assumptions used in the foregoing example were selected for illustrative purposes only and are not intended, and should not be treated, as estimates of future prices of Common Stock or future interest rates. Such prices and interest rates will be determined in the marketplace and cannot be predicted.

  As indicated above, no shares of Preferred Stock are outstanding and the Board has no present plans to issue any such shares, other than the shares reserved for issuance in connection with the Rights Plan. If shares of any series of Preferred Stock were in the future issued with voting rights and were outstanding at the time of consummation of the Business Combination, then unless such series were excluded from the provisions of Article IX by the terms of the resolution authorizing such series, the payments to holders of shares of such series of Preferred Stock would have to be at least equal to the higher of (x) the highest per share price determined with respect to such series in the same manner as described above with respect to Common Stock, and
(y) the highest preferential amount per share to which the holders of such class or series of Preferred Stock would be entitled in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company. The minimum price requirement would have to be met with respect to each class or series of outstanding Voting Stock whether or not the Interested Shareholder was a beneficial owner of shares of that class or series prior to the Business Combination.

  Under the minimum price requirements, the Fair Market Value of non-cash consideration to be received by holders of shares of any class of Voting Stock in a Business Combination is to be determined as of the Consummation Date. Where the definitive terms of such non-cash consideration were established in advance of the Consummation Date, intervening adverse developments, either in the economy or the market generally or in the financial condition or business of the Interested Shareholder, could result in a decline in the originally anticipated Fair Market Value of such consideration, so that, on the date scheduled for its consummation, the Business Combination, which had theretofore been considered as not requiring an 80 percent shareholder vote or approval by a majority of the Continuing Directors (i.e., because it was expected to satisfy the minimum price requirements and it satisfied the form of consideration and procedural requirements), could not be consummated because it had not received such vote or approval (even if it had received any less-than-80-percent shareholder vote required by Delaware law, and any separate class vote required by the terms of any class or series of then-outstanding stock of the Company) and did not, in fact, meet the minimum price requirements on such date. However, an Interested Shareholder could avoid such a situation by establishing, in advance, terms for the Business Combination whereby the non-cash consideration was to be finalized by reference to its Fair Market Value on the Consummation Date. Such an approach, which has in fact been used in connection with mergers and similar second-step transactions in the past, would ensure that the Interested Shareholder would bear the risk of a decline in the Fair Market Value of the offered consideration prior to the consummation of the Business Combination. Article IX uses the Consummation Date as the determination date of the Fair Market Value of non-cash consideration to be paid in a Business Combination in order to ensure that the Interested Shareholder uses this approach so that the Interested Shareholder, and not the other shareholders, would bear this risk. In addition, since the minimum price requirements call for a determination to be made with respect to interest at the base rate compounded, and dividends per share paid, through the Consummation Date, in a particular case it might not be possible to determine with certainty whether, at the time a Business Combination was submitted for shareholder approval, it would ultimately satisfy the minimum price requirements on the Consummation Date. Accordingly, it might not be possible to determine with certainty whether the Business Combination would require an 80 percent shareholder vote or the lesser vote otherwise applicable under Delaware law and, until the Consummation Date, there might be uncertainty as to whether the Business Combination, if it in fact received less than an 80 percent affirmative shareholder vote, could be consummated under Article IX. This uncertainty could deter an Interested Shareholder who did not own (and was not assured of obtaining the affirmative votes of) 80 percent of the voting power of the Voting Stock from going forward with a Business Combination that had not been approved by a majority of the Continuing Directors. However, the Company considers that it is appropriate, for the reasons indicated above, to use the Consummation Date as the determination date with respect to the minimum price requirements of
Article IX and that this will benefit shareholders by encouraging the Interested Shareholder to negotiate with the Continuing Directors (and to refrain from taking action which would result in there being fewer than three Continuing Directors) and obtain their approval of the Business Combination, since such approval would avoid the applicability of both the 80 percent shareholder approval requirement and the minimum price requirement.

    (3) Procedural Requirements. In order to avoid the requirement of an 80 percent affirmative shareholder vote or approval by a majority of the Continuing Directors, after an Interested Shareholder became an Interested Shareholder and prior to the Consummation Date, all of the following procedural requirements, as well as the form of consideration and minimum price requirements, must be complied with.

  The first procedural requirement would be that the Company, after the Determination Date, not have failed to pay full quarterly dividends on any then-outstanding Preferred Stock and not have reduced the rate of dividends paid on Common Stock, unless such failure or reduction was approved by a majority of the Continuing Directors. This provision is designed to prevent an Interested Shareholder from attempting to depress the market price of the Voting Stock prior to proposing a Business Combination by reducing dividends thereon, and thereby reducing the consideration required to be paid pursuant to the minimum price requirements of Article IX.

  The second procedural requirement would be that the Interested Shareholder and its Affiliates not have acquired any additional shares of the Voting Stock, directly from Company, or otherwise, in any transaction subsequent to the transaction pursuant to which the Interested Shareholder became an Interested Shareholder (other than any such acquisition pursuant to a stock split or similar transaction that does not increase the Interested Shareholder's proportionate share of any class or series of stock of the Company). This provision is intended to prevent an Interested Shareholder from purchasing additional shares of Voting Stock at prices which are lower than those set by the minimum price requirements of Article IX. Since all of the forms of consideration, minimum price and procedural requirements must be satisfied in order for the Interested Shareholder to avoid the need for either an 80 percent affirmative shareholder vote or the approval of a majority of any Continuing Directors, an effect of this provision, where the Interested Shareholder or any of its Affiliates acquired additional shares of Voting Stock after the Interested Shareholder became an Interested Shareholder, is that the Interested Shareholder could only acquire all of the Voting Stock by means of a Business Combination if such Business Combination either satisfied the 80 percent shareholder approval requirements or were approved by a majority of the Continuing Directors.

  The third procedural requirement would be that the Interested Shareholder and its Affiliates not have received, at any time after the Interested Shareholder became an Interested Shareholder, whether in connection with the Business Combination or otherwise, the benefit of any loans or other financial assistance or tax advantages provided by the Company (other than proportionately, solely in its capacity as a shareholder). This provision is intended to deter an Interested Shareholder from self-dealing or otherwise taking advantage of its equity position in the Company by using the Company's resources to finance the Business Combination or otherwise for its own purposes in a manner not proportionately available to all shareholders.

  The fourth procedural requirement would be that a proxy or information statement disclosing the terms and conditions of the Business Combination and complying with the requirements of the proxy rules promulgated under the Exchange Act or any replacement legislation be mailed to all shareholders of the Company at least 30 days prior to the consummation of the Business Combination, whether or not such proxy or information statement is required to be mailed pursuant to the Exchange Act or any such replacement legislation. This provision is intended to ensure that shareholders will be fully informed of the terms and conditions of the Business Combinations even if the Interested Shareholder were not otherwise required by law to disclose such information to shareholders.

  The final procedural requirements would be that the Interested Shareholder have supplied the Company with all information requested by the Continuing Directors pursuant to Article IX. Under Article IX, the Continuing Directors have the right to request information as to the beneficial ownership of stock by the Interested Shareholder and other factual matters relating to the applicability and effect of Article IX.

 Advance Notice Provisions for Shareholder Nominations and Shareholder
Proposals

  The By-laws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of shareholders of the Company (the "Shareholder Notice Procedure").

  The Shareholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a shareholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Shareholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman or the Board or by a shareholder who has given timely written notice to the Secretary of the Company of such shareholder's intention to bring such business before such meeting. Under the Shareholder Notice Procedure, for notice of shareholder nominations to be made at an annual meeting to be timely, such notice must be received by the Company not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or if the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Company at least 80 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the 10th day after such public announcement is first made by the Company. Under the Shareholder Notice Procedure, for notice of a shareholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not earlier than the 90th day before such meeting and not later than the later of (x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made.

  Under the Shareholder Notice Procedure, a shareholder's notice to the Company proposing to nominate a person for election as a director must contain certain information, including, without limitation, the identity and address of the nominating shareholder, the class and number of shares of stock of the Company which are owned by such shareholder, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. Under the Shareholder Notice Procedure, a shareholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the principal shareholders, including, without limitation, a brief description of the business the shareholder proposes to bring before the meeting, the reasons for conducting such business at such meeting, the name and address of such shareholder, the class and number of shares of stock of the Company beneficially owned by such shareholder, and any material interest of such shareholder in the business so proposed. If the Chairman of the Board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Shareholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such as the case may be.

  By requiring advance notice of nominations by shareholders, the Shareholder Notice Procedure will afford the Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform shareholders about such qualifications. By requiring advance notice of other proposed business, the Shareholder Notice Procedure will also provide a more orderly procedure for conducting annual meetings of shareholders and, to the extent deemed necessary or desirable by the Board, will provide the Board with an opportunity to inform shareholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that shareholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

  Although the By-laws do not give the Board any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.

AMENDMENT OF CERTAIN PROVISIONS OF THE CERTIFICATE AND BY-LAWS

  Under Delaware law, the shareholders have the right to adopt, amend or repeal the by-laws and, with the approval of the board of directors, the certificate of incorporation of a corporation. In addition, if the certificate of incorporation so provides, the by-laws may be adopted, amended or repealed by the board of directors. The Certificate provides that the affirmative vote of the holders of at least 80 percent of the voting power of the outstanding shares of voting stock, voting together as a single class, is required to amend provisions of the Certificate relating to the prohibition of shareholder action without a meeting; the number, election and term of the Company's directors; or the removal of directors. The vote of the holders of a majority of the voting power of the outstanding shares of voting stock is required to amend all other provisions of the Certificate. The Certificate further provides that the By-laws may be amended by the Board or by the affirmative vote of the holders of at least 80 percent of the voting power of the outstanding shares of voting stock, voting together as a single class. These 80 percent voting requirements will have the effect of making more difficult any amendment by shareholders of the By-laws or of any of the provisions of the Certificate described above, even if a majority of the Company's shareholders believe that such amendment would be in their best interests.

ANTITAKEOVER LEGISLATION

  Section 203 provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested shareholder" for a three-year period following the date that such shareholder becomes an interested shareholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested shareholder. Except as specified in Section 203, an interested shareholder is defined to include (x) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

  Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested shareholder" to effect various business combinations with a corporation for a three-year period, although the shareholders may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate does not exclude the Company from the restrictions imposed under Section 203 of the Delaware Law. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Board, since the shareholder approval requirement would be avoided if a majority of the directors then in office approve, prior to the time the shareholder becomes an interested shareholder, either the business combination or the transaction which results in the shareholder becoming an interested shareholder.

RELATIONSHIP OF ARTICLE IX TO SECTION 203

  Each of Article IX and Section 203 should encourage persons interested in acquiring the Company to negotiate in advance with the Board since the higher shareholder voting requirements imposed would not be invoked if, (i) in the case of Article IX, such person obtains the approval of a majority of the Continuing Directors for the proposed business combination transaction, and
(ii) in the case of Section 203, such person, prior to acquiring 15 percent of the Company's voting stock, obtains the approval of the Board for such stock acquisition or for the proposed business combination transaction (unless such person acquires 85 percent or more of the Company's voting stock in such transaction excluding certain shares as described above). As stated above, in the event of a proposed acquisition of the Company, the Board believes that the interests of the Company's shareholders will best be served by a transaction that results from negotiations based upon careful consideration of the proposed terms, such as the price to be paid to minority shareholders, the form of consideration paid and tax effects of the transaction.

  The protection afforded the remaining shareholders by Section 203 is stronger in some respects than the protection that would be afforded by
Article IX in situations in which the provisions of both apply. This is because, unless the requisite Board or shareholder approval is obtained or the acquiror succeeds in obtaining at least 85% of the target corporation's voting stock in the initial transaction, Section 203 would prevent any of the specified business combination transactions which could be used by an acquiror to eliminate such remaining shareholders, use the assets of the company to finance its acquisition or otherwise abuse its equity position from occurring for a period of three years thereafter, whereas Article IX would merely require that the specified minimum price and procedural conditions be satisfied. Nonetheless,
Article IX has been included in the Certificate for several reasons.

  First, the term "Business Combination" is defined differently in Article IX than it is in Section 203 and, as a result, Article IX may afford protection to the Company's shareholders in certain situations in which Section 203 would not apply. In addition, Article IX would apply to transactions with or for the benefit of any person (together with such person's affiliates and associates) beneficially owning 10 percent of the Company's voting stock while Section 203 would only apply to transactions involving persons (together with their affiliates and associates) beneficially owning 15 percent or more of the Company's voting stock.

  Second, although the constitutionality of Section 203 has so far been upheld in the courts, it is possible that a higher court might yet find Section 203 to be unconstitutional. If Section 203 were to be challenged and struck down as unconstitutional prior to or in connection with any acquisition of the Company, Article IX would continue to afford its protections to shareholders.

  Neither Article IX nor Section 203 will prevent a hostile takeover of the Company. They may, however, make more difficult or discourage a takeover of the Company or the acquisition of control of the Company by a significant shareholder and thus the removal of incumbent management. Such effect will be enhanced by the fact that the Company will have a Rights Plan. Some shareholders may find this disadvantageous in that they may not be afforded the opportunity to participate in takeovers which are not approved by the Continuing Directors but in which they might receive, for at least some of their shares, a substantial premium above the market price at the time of a tender offer or other acquisition transaction. Article IX should not prevent or discourage transactions in which the acquiring person is willing to negotiate in good faith with the Board and is prepared to pay the same price to all shareholders of each class of the Company's voting stock.

                        DESCRIPTION OF PREFERRED STOCK

  The following summary of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate or the applicable Certificate of Designations of Preferred Stock (each a "Preferred Stock Designation"), the form of which is filed as, or will be incorporated by reference as, an exhibit to the Registration Statement of which this Prospectus is a part in connection with the issuance of such series of Preferred Stock.

  The following summary of the Preferred Stock relates to certain terms and conditions applicable to the Preferred Stock as a class. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in such Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

GENERAL

  The Certificate authorizes the Board to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series, (iv) the dates at which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,
(vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series, and (x) the voting rights, if any, of the holders of such series.

  The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. The NYSE currently requires shareholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities outstanding, of at least 20 percent. If the approval of the Company's shareholders is not required for the issuance of shares of Preferred Stock or Common Stock, the Board may determine not to seek shareholder approval.

  Each series of Preferred Stock will have the dividend, liquidation, redemption and voting rights set forth below unless otherwise described in an applicable Prospectus Supplement relating to such series of Preferred Stock. The applicable Prospectus Supplement will describe the following terms of the series of Preferred Stock in respect of which this Prospectus is being delivered: (1) the designation of such series and the number of shares offered; (2) the amount of the liquidation preference per share (or the method of calculation of such amount); (3) the initial public offering price at which shares of such series will be issued; (4) the dividend rate (or the method of calculation of such rate) applicable to such series, the dates on which dividends will be payable and the dates from which dividends will commence to cumulate, if any; (5) any redemption or sinking fund provisions; (6) any conversion or exchange rights; (7) any additional voting and other rights, preferences, privileges, qualifications, limitations and restrictions, if any;
(8) any listing of such series on any securities exchange; (9) the relative ranking and preferences of such series as to dividend rights and rights upon any liquidation, dissolution or winding up of the affairs of the Company; and (10) any other terms of such series.

  No shares of Preferred Stock are currently outstanding. Shares of Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The liquidation preference of any series of Preferred Stock is not indicative of the price at which shares of such series of Preferred Stock will actually trade on or after the date of issuance.

  Although the Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue such shares based on its judgment as to the best interests of the Company and its shareholders. The Board, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board, including a tender offer or other transaction that some, or a majority, of the Company's shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then current market price of such stock.

RANK

  Each series of Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank prior or superior to the Common Stock. All shares of each series of Preferred Stock will be of equal rank with each other. Subject to the foregoing and the terms of any particular series of Preferred Stock, series of Preferred Stock may vary as to priority within that class.

DIVIDENDS

  Holders of each series of Preferred Stock will be entitled to receive, when, as and if declared by the Board out of funds of the Company legally available for payment, cash dividends, payable at such date or dates and at such rate or rates per share as described in the applicable Prospectus Supplement. Such rate or rates may be fixed or variable or both.

  Unless otherwise specified in the applicable Prospectus Supplement, dividends shall be cumulative and the dividends on such shares will accrue from and after the date set forth in the applicable Prospectus Supplement. If dividends on a series of Preferred Stock are noncumulative and if the Board fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Preferred Stock will have no right to receive a dividend in respect of such dividend period, and the Company will have no obligation to pay the dividend for such period, whether or not dividends are declared with respect to any future dividend payment dates.

  No full dividends may be declared or paid or set apart for payment on Preferred Stock of the Company of any series ranking, as to dividends, on a parity with or junior to the series of Preferred Stock offered by the applicable Prospectus Supplement for any period unless full dividends for the immediately preceding dividend period on such series of Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, unless otherwise specified in the applicable Prospectus Supplement) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon such series of Preferred Stock and any other series of Preferred Stock of the Company ranking on a parity, as to dividends, with such series of Preferred Stock, dividends upon such series of Preferred Stock and dividends on such other series of Preferred Stock ranking on a parity with such series of Preferred Stock will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other series of Preferred Stock ranking on a parity with such series of Preferred Stock will in all cases bear to each other the same ratio that accrued dividends for the then-current dividend period per share on such series of Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, unless otherwise specified in the applicable Prospectus Supplement) and accrued dividends, including required or permitted accumulations, if any, on shares of such other series of Preferred Stock, bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment on such series Preferred Stock that may be in arrears. Unless full dividends on the series of series of Preferred Stock offered by the applicable Prospectus Supplement have been declared and paid or set apart for payment for the immediately preceding dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, unless otherwise specified in the applicable Prospectus Supplement), (a) no cash dividend or distribution (other than in shares of stock ranking junior to such series of Preferred Stock) may be declared, set aside for payment or paid on junior stock (including Common Stock), (b) the Company may not, directly or indirectly, repurchase, redeem or otherwise acquire any shares of junior stock (or pay any monies into a sinking fund for the redemption of any such shares) except by conversion into or exchange for junior stock, and (c) the Company may not, directly or indirectly, repurchase, redeem or otherwise acquire any series of Preferred Stock ranking on parity as to dividends (or pay any monies into a sinking fund for the redemption of any shares of any such stock) otherwise than pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding Preferred Stock and any other series of Preferred Stock of the Company ranking on parity as to dividends (except by conversion into or exchange for junior stock).

  Any dividend payment made on a series of Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series that remains payable.

REDEMPTION

  The terms, if any, on which Preferred Stock of any series may be redeemed will be set forth in the applicable Prospectus Supplement. All shares of Preferred Stock redeemed, purchased or otherwise acquired by the Company (including shares surrendered for conversion or exchange) shall be canceled and thereupon restored to the status of authorized but unissued shares of Preferred Stock, undesignated as to series.

LIQUIDATION

  In the event of a liquidation, dissolution or winding up of the affairs of the Company, voluntary or involuntary, the holders of a series of Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Common Stock or any other junior stock, to receive a liquidating distribution in the amount of the liquidation preference per share as set forth in the applicable Prospectus Supplement, plus accrued and unpaid dividends for the then-current dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such series are cumulative, unless otherwise specified in the applicable Prospectus Supplement). If the amounts available for distribution upon liquidation, dissolution or winding up of the affairs of the Company are not sufficient to satisfy the full liquidation rights of all the outstanding Preferred Stock and all stock ranking on a parity with such Preferred Stock, then the holders of each series of such stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of Preferred Stock may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidation preference, the holders of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

VOTING

  Unless otherwise specified in the applicable Prospectus Supplement, each series of Preferred Stock shall have no voting rights except in the event that an amount equal to six quarterly dividend payments on such series of Preferred Stock shall have accrued and be unpaid. In such event, the holders of each series of Preferred Stock shall have the right to one vote per share, voting separately as a class together with holders of shares of any series of Preferred Stock upon which like voting rights have been conferred and are exercisable ("Voting Parity Stock"), to elect two members of the Board of Directors, each member to be in addition to the then authorized number of directors, at the next annual meeting of stockholders and thereafter until dividends on such series of Preferred Stock have been paid in full for four consecutive dividend periods, including the last preceding period. Such directors shall hold office for a term expiring (subject to the earlier payment, or declaration and setting aside for payment, of dividends on such series of Preferred Stock for four consecutive dividend periods) at the next annual meeting of stockholders. Additionally, unless specified in the applicable prospectus supplement, without the affirmative vote of the holders of two-thirds of the shares of a series of Preferred Stock issued by the Company then outstanding (voting separately as a class together with any Voting Parity Stock), the Company may not, either directly or indirectly or through merger or consolidation with any other corporation, (i) authorize, create or issue, or increase the authorized or issued amount, of any class or series of stock ranking prior to the shares of Preferred Stock in rights or preferences or (ii) approve any amendment of (or otherwise alter or repeal), the Certificate or the applicable Preferred Stock Designation which would materially and adversely change the specific terms of such series of Preferred Stock. An amendment which increases the number of authorized shares of or authorizes the creation or issuance of other classes or series of Preferred Stock ranking junior to or on a parity with a series of Preferred Stock with respect to the payment of dividends or distribution of assets upon liquidation, dissolution or winding up, or substitutes the surviving entity in a merger, consolidation, reorganization or other business combination for the Company, shall not be considered to be such an adverse change.

  As more fully described under "Description of Depositary Shares" below, if the Company elects to issue Depositary Shares, each representing a fraction of a share of a series of the Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote per Depositary Share.

CONVERSION OR EXCHANGE

  The terms, if any, on which Preferred Stock of any series may be converted into or exchanged for another class or series of Securities will be set forth in the applicable Prospectus Supplement.

OTHER RIGHTS

  The shares of a series of Preferred Stock may have such preferences, voting powers or relative, participating, optional or other special rights as may be set forth in the applicable Prospectus Supplement, the Certificate (including the applicable Preferred Stock Designation) or as otherwise required by law. The holders of Preferred Stock will not have any preemptive rights to subscribe to any securities of the Company.

TITLE

  The Company, the transfer agent and registrar for a series of Preferred Stock, and any agent of the Company or the transfer agent and registrar may treat the registered owner of such Preferred Stock as the absolute owner thereof (whether or not any payment in respect of such Preferred Stock shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. See "Book-Entry Securities" below.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for each series of Preferred Stock will be named in the applicable Prospectus Supplement.

                       DESCRIPTION OF DEPOSITARY SHARES

  The following summary of each Deposit Agreement, the Depositary Shares and the Depositary Receipts (each as defined below) does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement and Depositary Receipts with respect to the Depositary Shares relating to any particular series of Preferred Stock, the forms of which are filed as, or will be incorporated by reference as, exhibits to the Registration Statement of which this Prospectus is a part in connection with the issuance of such Depositary Shares.

  The following summary of the Deposit Agreement, the Depositary Shares and the Depositary Receipts relates to certain terms and conditions applicable to such Securities generally. The particular terms of any series of Depositary Shares will be described in the applicable Prospectus Supplement. If so indicated in such Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

GENERAL

  The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock, rather than shares of Preferred Stock. If the Company elects to do so, it will provide for the issuance by a Depositary (as described below) to the public of receipts for Depositary Shares, each of which will represent a fractional interest (to be set forth in the applicable Prospectus Supplement) of a share of Preferred Stock.

  The shares of any series of the Preferred Stock underlying any Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") between the Company and a bank or trust company selected by the Company with respect to such series, having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (with respect to such series, the "Depositary"). The applicable Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of the Preferred Stock underlying such Depositary Share, to all the rights and preferences of such Preferred Stock (including dividend, voting, redemption, conversion, exchange and liquidation rights).

  Depositary Shares will be evidenced by depositary receipts issued pursuant to the applicable Deposit Agreement (the "Depositary Receipts").

  Pending the preparation of definitive engraved Depositary Receipts, a Depositary may, upon the Company's written order, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared without unreasonable delay, and the temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense and without charge thereof.

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Depositary will distribute all cash dividends or other cash distributions received by the Depositary in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock pro rata in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date; provided, however, that in the case the Company or Depositary shall be required to withhold any cash dividend or other cash distribution on account of taxes, the amount made available for distribution shall be reduced accordingly. The Depositary will distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next succeeding distribution to record holders of such Depositary Shares.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the Company's approval, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale of such property and the distribution of the net proceeds from such sale to such holders.

  Each Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock of the applicable series will be made available to holders of Depositary Shares.

WITHDRAWAL OF PREFERRED STOCK

  Upon surrender of Depositary Receipts at the office of the Depositary (unless the related Depositary Shares have previously been called for redemption), the holder of the Depositary Shares evidenced thereby will be entitled to delivery at such office, to or upon such holder's order, of the number of whole shares of the related series of Preferred Stock and any money and other property, if any, represented by such Depositary Shares. Holders of Depositary Shares will be entitled to receive whole shares of the related series of Preferred Stock on the basis set forth in the applicable Prospectus Supplement, but holders of such whole shares of such Preferred Stock will not thereafter be entitled to receive Depositary Shares in exchange therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Preferred Stock or Series A Junior Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

  The terms, if any, on which the Depositary Shares relating to the Preferred Stock of any series may be redeemed will be set forth in the applicable Prospectus Supplement.

VOTING THE UNDERLYING SECURITIES

  Upon receipt of notice of any meeting at which the holders of the Preferred Stock of any series are entitled to vote, the applicable Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such series of Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of whole shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action that may be deemed necessary by the Depositary in order to enable the Depositary to do so. To the extent the Depositary does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock, it will abstain from voting such shares of Preferred Stock, unless otherwise indicated by the holders of such Depositary Shares.

AMENDMENT AND TERMINATION OF DEPOSITARY AGREEMENT

  The form of Depositary Receipt evidencing the Depositary Shares and any provision of the applicable Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment that materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or otherwise reacquired by the Company, (ii) all Preferred Stock has been withdrawn or (iii) there has been a final distribution in respect of the Preferred Stock of the applicable series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY

  The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of any depositary arrangements. The Company will pay all charges of each Depositary in connection with the initial deposit of the Preferred Stock of any series and any redemption of such Preferred Stock. Holders of Depositary Shares will be required to pay any other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

  Each Depositary will forward to the holders of the applicable Depositary Shares all reports and communications from the Company that are delivered to such Depositary and that the Company is required to furnish the holders of the Preferred Stock of the applicable series.

  Neither any Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under any Deposit Agreement. The obligations of the Company and each Depositary under any Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless indemnity satisfactory to them is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed by it to be competent and on documents believed by them to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

  A Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove a Depositary, and such resignation or removal will take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

TITLE

  The Company, each Depositary and any agent of the Company or the applicable Depositary may treat the registered owner of any Depositary Share as the absolute owner thereof (whether or not any payment in respect of such Depositary Share shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. See "Book-Entry Securities" below.

                        DESCRIPTION OF DEBT SECURITIES

GENERAL

  The following summary of the Indentures (as defined below) and the Debt Securities (as defined below) does not purport to be complete and is qualified in its entirety by reference to the applicable Indenture pursuant to which such Debt Securities are issued, which Indentures are filed as exhibits to the Registration Statement of which this Prospectus is a part.

  The following summary of the Indentures and the Debt Securities relates to certain terms and conditions applicable to the Debt Securities generally. The particular terms of any series of Debt Securities will be described in the applicable Prospectus Supplement. If so indicated in such Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

  Senior Debt Securities (the "Senior Debt Securities") are to be issued under an Indenture (the "Senior Indenture"), to be entered into by the Company and The First National Bank of Chicago, as Trustee (the "Senior Trustee"). Subordinated Debt Securities (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, "Debt Securities") are to be issued under an Indenture (the "Subordinated Indenture" and, together with the Senior Indenture, the "Indentures") to be entered into by the Company and The Bank of New York, as Trustee (the "Subordinated Trustee," and together with the Senior Trustee, the "Trustees"). The following summaries of certain provisions of the Senior Debt Securities, the Subordinated Debt Securities, the Senior Indenture and the Subordinated Indenture, as modified or superseded by the applicable Prospectus Supplement, are brief summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture applicable to a particular series of Debt Securities (the "Applicable Indenture"), including the definitions therein of certain terms. Whenever particular provisions or defined terms in one or both of the Indentures are referred to, such provisions or defined terms are incorporated herein by reference. Section references used herein are references to the Applicable Indenture. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Applicable Indenture.

  The Indentures do not limit the amount of Debt Securities that may be issued thereunder and Debt Securities may be issued thereunder from time to time in one or more series. (Section 310) The Senior Debt Securities will be unsecured and unsubordinated obligations of the Company. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of the creditors of such subsidiary, except to the extent the Company may itself be recognized as a creditor of such subsidiary. Accordingly the Debt Securities will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries. In addition to such amount, the principal subsidiaries of the Company have guaranteed the Company's obligations under its $400 million committed credit facility. The Indentures also do not preclude the Company's subsidiaries from incurring additional indebtedness.

  Unless otherwise indicated in the applicable Prospectus Supplement, principal of, premium, if any, and interest on the Debt Securities will be payable, and the transfer of Debt Securities will be registrable, at the office or agency to be maintained by the Company in The City of New York and at any other office or agency maintained by the Company for such purpose. (Sections 301, 305 and 1002) The Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the applicable Prospectus Supplement, in denominations of $1,000 or integral multiples thereof. (Section 302) As described under "Book-Entry Securities" below, the Debt Securities of a series may be issued in the form of one or more Book-Entry Securities ("Book-Entry Securities") that will be deposited with or on behalf of a Depositary, which will be a clearing agent registered under the Exchange Act. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

  Reference is made to the applicable Prospectus Supplement for the following terms of the Debt Securities offered thereby (the "Offered Debt Securities"):
(1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the person or entity to whom any interest on the Offered Debt Securities shall be payable, if other than the person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of and premium, if any, on the Offered Debt Securities is payable or the method of determination thereof; (5) the rate or rates at which the Offered Debt Securities shall bear interest, if any, or the method of calculating such rate or rates of interest, the date or dates from which any such interest shall accrue or the method by which such date or dates shall be determined, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for interest payable on any Interest Payment Date; (6) the place or places where the principal of, premium, if any, and interest on the Offered Debt Securities shall be payable; (7) the period or periods within which, the price or prices at which, the currency or currencies (including currency units) in which and the other terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices at which and the other terms and conditions upon which the Offered Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable; (10) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Debt Securities shall be payable if other than the currency of the United States of America and the manner of determining the equivalent thereof in the currency of the United States of America; (11) if the amount of payments of principal of or any premium or interest on any Offered Debt Securities may be determined with reference to an index, formula or other method, the index, formula or other method by which such amounts shall be determined; (12) if the principal of or any premium or interest on any Offered Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which the Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Debt Securities as to which such election is made shall be payable, and the periods within which and the other terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof or the method by which such portion may be determined; (14) the applicability of the provisions described under "-- Defeasance of Offered Debt Securities or Certain Covenants in Certain Circumstances"; (15) if the Offered Debt Securities will be issuable only in the form of a Book-Entry Security as described under "--Book-Entry Debt Securities", the Depositary or its nominee with respect to the Offered Debt Securities and the circumstances under which the Book-Entry Security may be registered for transfer or exchange or authenticated and delivered in the name of a person or entity other than the Depositary or its nominee; (16) any additional, modified or different covenants applicable to the Offered Debt Securities; (17) in the case of the Subordinated Indenture, the applicability of the provisions described in "Conversion or Exchange"; and (18) any other terms of the Offered Debt Securities. (Section 301)

  The Debt Securities may be issued under the Indentures as Original Issue Discount Debt Securities to be offered and sold at a substantial discount below their stated principal amount. Special Federal income tax, accounting and other considerations applicable thereto will be described in the

Prospectus Supplement relating thereto. "Original Issue Discount Debt Security" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof upon the occurrence and continuance of an Event of Default. (Section 101)

  If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units, if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, material U.S. Federal income tax considerations and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

  If any index is used to determine the amount of payments of principal of, premium, if any, or interest, if any, on any series of Debt Securities, material U.S. Federal income tax, accounting and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

SUBORDINATION OF THE SUBORDINATED DEBT SECURITIES

  The payment of the principal of and premium, if any, and interest on, and any payments on the repurchase of, Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Debt (as defined below). Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on, or repurchase of, the Subordinated Debt Securities. In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of or premium, if any, or interest on, or repurchase of, the Subordinated Debt Securities. No payments on account of principal, premium, if any, interest, or any repurchase in respect of Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt permitting the holders thereof to accelerate the maturity thereof. (Article Thirteen of the Subordinated Indenture)

  By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Debt or of Subordinated Debt Securities may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the holders of Subordinated Debt Securities.

  "Senior Debt" is defined to mean without duplication, the principal, premium (if any) and unpaid interest on all present and future (i) indebtedness of the Company for borrowed money, (ii) obligations of the Company evidenced by bonds, debentures, notes or similar instruments, (iii) indebtedness incurred, assumed or guaranteed by the Company in connection with the acquisition by it or a Subsidiary of any business, properties or assets (except purchase-money indebtedness classified as accounts payable under generally accepted accounting principles), (iv) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, (v) reimbursement obligations of the Company in respect of letters of credit relating to indebtedness or other obligations of the Company that qualify as indebtedness or obligations of the kind referred to in clauses (i) through (iv) above, and (vi) obligations of the Company under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (i) through (v) above, in each case unless in the instrument creating or evidencing the indebtedness or obligation or pursuant to which the same is outstanding it is provided that such indebtedness or obligation is not superior in right of payment to Senior Debt Securities. (Section 101 of the Subordinated Indenture)

  The applicable Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

CONVERSION OR EXCHANGE

  To the extent indicated in the applicable Prospectus Supplement, the Subordinated Debt Securities of any series may be convertible or exchangeable into other Debt Securities or Common Stock, Preferred Stock or Depositary Shares. The specific terms on which Subordinated Debt Securities of any series may be so converted or exchanged will be set forth in the applicable Prospectus Supplement. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of the Company, in which case the amount or number of Securities to be received by the holders of Subordinated Debt Securities would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement.

CERTAIN COVENANTS OF THE COMPANY APPLICABLE TO SENIOR DEBT SECURITIES

 Limitation on Liens

  Unless otherwise indicated in the applicable Prospectus Supplement, the holders of Senior Debt Securities (but not Subordinated Debt Securities) will have the benefit of the "Limitation on Liens" covenant described below. The "Limitation on Liens" covenant provides that the Company will not, and will not permit any Restricted Subsidiary (as defined below) to, create, incur, issue, assume or guarantee any indebtedness for money borrowed ("Debt") secured by a Mortgage (as defined below) upon any Operating Property (as defined below), or upon shares of capital stock or Debt issued by any Restricted Subsidiary and owned by the Company or any Restricted Subsidiary, whether owned at the date of the Senior Indenture or thereafter acquired, without effectively providing concurrently that the Senior Debt Securities of each series then outstanding are secured equally and ratably with or, at the option of the Company, prior to such Debt so long as such Debt shall be so secured.

  The foregoing restriction shall not apply to, and there shall be excluded from Debt in any computation under such restriction, Debt secured by (i) Mortgages on any property existing at the time of the acquisition thereof;
(ii) Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation (or a division thereof) as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, provided that any such Mortgage does not extend to any property owned by the Company or any Restricted Subsidiary immediately prior to such merger, consolidation, sale, lease or disposition; (iii) Mortgages on property of a corporation existing at the time such corporation becomes a Restricted Subsidiary; (iv) Mortgages in favor of the Company or a Restricted Subsidiary;
(v) Mortgages to secure all or part of the cost of acquisition, construction, development or improvement of the underlying property, or to secure Debt incurred to provide funds for any such purpose, provided that the commitment of the creditor to extend the credit secured by any such Mortgage shall have been obtained not later than 365 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property or
(b) the placing in operation of such property; (vi) Mortgages in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments; and (vii) Mortgages existing on the date of the Senior Indenture or any extension, renewal, replacement or refunding of any Debt secured by a Mortgage existing on the date of the Senior Indenture or referred to in clauses (i) to (iii) or

(v), provided that the principal amount of Debt secured thereby and not otherwise authorized by clauses (i) to (iii) or (v) shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding. (Section 1008 of the Senior Indenture)

  Notwithstanding the restrictions described above, the Company and its Restricted Subsidiaries may create, incur, issue, assume or guarantee Debt secured by Mortgages without equally and ratably securing the Senior Debt Securities of each series then outstanding if, at the time of such creation, incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any Debt which is concurrently being retired, the aggregate amount of all outstanding Debt secured by Mortgages which would otherwise be subject to such restrictions (other than any Debt secured by Mortgages permitted as described in clauses (i) through (vii) of the immediately preceding paragraph) plus all Attributable Debt in respect of Sale and Leaseback Transactions (as defined below) with respect to Operating Properties (with the exception of such transactions which are permitted under clauses (i) through (iv) of the second sentence under "--Limitation on Sale and Leaseback Transactions" below) does not exceed the greater of (i) 10% of Consolidated Net Assets (as defined below) and (ii) $150 million.

 Limitation on Sale and Leaseback Transactions

  Unless otherwise indicated in the applicable Prospectus Supplement, the holders of Senior Debt Securities (but not Subordinated Debt Securities) will have the benefit of the "Limitation on Sale and Leaseback Transactions" covenant described below. The "Limitation on Sale and Leaseback Transactions" covenant provides that the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Operating Property unless: (i) the Sale and Leaseback Transaction is solely with the Company or another Restricted Subsidiary; (ii) the lease is for a period not in excess of twenty- four months, including renewals; (iii) the Company or such Restricted Subsidiary would (at the time of entering into such arrangement) be entitled as described in clauses (i) through (vii) of the second preceding paragraph, without equally and ratably securing the Senior Debt Securities of each series then outstanding, to create, incur, issue, assume or guarantee Debt secured by a Mortgage on such Operating Property in the amount of the Attributable Debt arising from such Sale and Leaseback Transaction; (iv) the Company or such Restricted Subsidiary, within 365 days after the sale of such Operating Property in connection with such Sale and Leaseback Transaction is completed, applies an amount equal to the greater of (A) the net proceeds of the sale of such Operating Property or (B) the fair market value of such Operating Property to
(1) the retirement of Debt Securities, other Funded Debt (as defined below) of the Company ranking on a parity with the Senior Debt Securities or Funded Debt of a Restricted Subsidiary or (2) the purchase of Operating Property; or (v) the Attributable Debt of the Company and its Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the date of the Senior Indenture (other than any such Sale and Leaseback Transactions as would be permitted as described in clauses (i) through (iv) of this sentence), plus the aggregate principal amount of Debt secured by Mortgages on Operating Properties then outstanding (not including any such Debt secured by Mortgages described in clauses (i) through (vii) of the second preceding paragraph) which do not equally and ratably secure such outstanding Senior Debt Securities (or secure such outstanding Senior Debt Securities on a basis that is prior to other Debt secured thereby), would not exceed the greater of (i) 10% of Consolidated Net Assets and (ii) $150 million.

 Certain Definitions

  "Attributable Debt," in respect of any Sale and Leaseback Transaction, means, as of the time of determination, the total obligation (discounted to present value at the rate per annum equal to the discount rate which would be applicable to a capital lease obligation with like term in accordance with generally accepted accounting principles) of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the initial term of the lease included in such Sale and Leaseback Transaction.

  "Consolidated Net Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any indebtedness for money borrowed having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of the Company but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower), and (ii) all Investments in Unrestricted Subsidiaries, all as set forth on the most recent consolidated balance sheet of the Company and computed in accordance with generally accepted accounting principles.

  "Funded Debt" means all Debt having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower, but excluding any such Debt owed to the Company or a Restricted Subsidiary.

  "Mortgage" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

  "Operating Property" means any real property or equipment located within the United States and owned by, or leased to, the Company or any of its Subsidiaries that has a net book value (after deduction of accumulated depreciation) in excess of 1.0% of Consolidated Net Assets.

  "Restricted Subsidiary" means any Subsidiary of the Company that owns any Operating Property.

  "Sale and Leaseback Transaction" means any arrangement with any person providing for the leasing to the Company or any Subsidiary of any Operating Property, which Operating Property has been or is to be sold or transferred by the Company or such Subsidiary to such person.

  "Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power for the election of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by the Company, or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

  "Unrestricted Subsidiary" means any Subsidiary of the Company that is not a Restricted Subsidiary.

  Unless otherwise indicated in the applicable Prospectus Supplement, the Indentures do not limit the amount of Debt that may be incurred by the Company or its Subsidiaries or contain covenants specifically designed to protect holders of Debt Securities in the event of a highly leveraged transaction, restructuring, change in control, merger or similar transaction involving the Company that may adversely affect holders of Debt Securities.

EVENTS OF DEFAULT

  Any one of the following events will constitute an Event of Default under the Indentures with respect to Debt Securities of any series: (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform, or breach of, any covenant or warranty of the Company in the Indenture with respect to Debt Securities of that series continued for 90 days after written notice as provided in the Indenture; (e) a default under any indebtedness for money borrowed by the Company or any Subsidiary if (A) such default either (1) results from the failure to pay the principal of any such indebtedness at its stated maturity or (2) relates to an obligation other than the obligation to pay the principal of such indebtedness at its stated maturity and results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, (B) the principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay principal at stated maturity or the maturity of which has been so accelerated, aggregates $50 million or more at any one time outstanding and
(C) such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within 30 days after written notice as provided in the Indenture;
(f) certain events of bankruptcy, insolvency or reorganization of the Company; or (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

   If an Event of Default (other than an Event of Default described in clause
(f) of the preceding paragraph) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may accelerate the maturity of all Debt Securities of that series; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Applicable Indenture. If an Event of Default described in clause (f) of the immediately preceding paragraph occurs, the Outstanding Debt Securities will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. (Section 502)

  Reference is made to the applicable Prospectus Supplement relating to any series of Offered Debt Securities that are Original Issue Discount Debt Securities for the particular provisions relating to acceleration of the Stated Maturity of a portion of the principal amount of such series of Original Issue Discount Debt Securities upon the occurrence of an Event of Default and the continuation thereof.

  Each Indenture provides that, subject to the duty of the Trustee under such Indenture during default to act with the required standard of care, such Trustee will be under no obligation to exercise any of its rights or powers under such Indenture at the request or direction of any of the holders of Debt Securities, unless such holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Applicable Indenture, or exercising any trust or power conferred on such Trustee, with respect to the Debt Securities of that series. (Section 512)

  No holder of Debt Securities of any series will have any right to institute any proceeding with respect to the Applicable Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee under such Indenture written notice of a continuing Event of Default and unless the holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and such Trustee shall not have received from the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507)

However, such limitations do not apply to a suit instituted by a holder of Debt Securities for enforcement of payment of the principal of and premium, if any, or interest on such Debt Securities on or after the respective due dates expressed in such Debt Securities. (Section 508)

  The Company is required to furnish to the Trustee under each Indenture annually a statement as to the performance by the Company of certain of its obligations under such Indenture and as to any default in such performance. (Section 1004)

MODIFICATION AND WAIVER

  Modifications and amendments of the Indentures may be made by the Company and the respective Trustees without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another entity to the Company and the assumption of the covenants and obligations of the Company under the Debt Securities and the Indentures by such successor to the Company;
(ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred on the Company by the Indentures; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add to or change any provisions to such extent as may be necessary to permit or facilitate the issuance of Debt Securities in bearer form or to facilitate the issuance of Book-Entry Securities; (v) to add to, change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to evidence and provide for successor Trustees or to add or change any provisions to such extent as may be necessary to provide for or facilitate the appointment of a separate Trustee or Trustees for specific series of Debt Securities; (ix) to permit payment in respect of Debt Securities in bearer form or coupons in the United States to the extent allowed by law; (x) to cure any ambiguity, to correct or supplement any mistaken or inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indentures, provided that any such action does not adversely affect in any material respect the interests of any holder of Debt Securities of any series then outstanding under the Applicable Indenture. (Section 901)

  Modifications and amendments of each Indenture also may be made by the Company and the Trustee under such Indenture with the consent of the holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series issued under such Indenture and adversely affected by the modification or amendments; provided, however, that no such modification or amendment may, without the consent of the holders of all Debt Securities under such Indenture affected thereby, (i) change the Stated Maturity of the principal amount of, or any installment of principal of or interest on, any Debt Security; (ii) reduce the principal amount of, or the premium, if any, or (except as otherwise provided in the applicable Prospectus Supplement) interest on any Debt Security (including in the case of an Original Issue Discount Debt Security the amount payable upon acceleration of the maturity thereof); (iii) change the place or currency of payment of principal of, premium, if any, or interest on any Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on any Debt Security on or after the Stated Maturity thereof (or in the case of redemption, on or after the Redemption Date); (v) adversely affect any right of the holders to require the Company to repurchase Debt Securities; (vi) in the case of Subordinated Debt Securities, adversely affect any right to convert such Debt Securities or modify the subordination provisions in a manner adverse to the holders of the Debt Securities in any material respect; or (vii) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Applicable Indenture or for waiver of compliance with certain provisions of the Applicable Indenture or for waiver of certain defaults. (Section 902)

  The holders of at least a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of all holders of Debt Securities of that series, waive compliance by the

Company with certain restrictive provisions of the Applicable Indenture. (Section 1010) The holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all holders of Debt Securities of that series, waive any past default under the Applicable Indenture, except a default in the payment of principal, premium, if any, or interest or in respect of a covenant or provision of the Applicable Indenture that cannot be modified or amended without the consent of the holder of each Outstanding Debt Security of such series affected thereby. (Section
513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  Each Indenture provides that the Company may not consolidate with or merge with or into any other entity or transfer or lease its assets substantially as an entirety to any entity, unless (i) either the Company is the continuing corporation, or any successor or purchaser is a corporation, partnership or trust validly organized under the laws of the United States of America, any State thereof or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under a supplemental indenture, (ii) immediately after giving effect to the transaction, no Event of Default thereunder, and no event which, after notice or lapse of time or both, would become an Event of Default thereunder, shall have occurred and be continuing, (iii) in the case of the Senior Indenture, if properties or assets of the Company become subject to a Mortgage not permitted by the Senior Indenture, the Company or such successor entity, as the case may be, takes such steps as shall be necessary effectively to secure the Senior Debt Securities equally and ratably with (or prior to) all Debt secured thereby, and (iv) if a supplemental indenture is to be executed in connection with such consolidation, merger, transfer or lease, the Company has delivered to the Trustee under such Indenture an officers' certificate and an opinion of counsel stating compliance with these provisions. (Section 801)

DEFEASANCE OF OFFERED DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

 Defeasance and Discharge

  The Indentures provide that the terms of any series of Debt Securities may provide that the Company, at the Company's option, will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, destroyed, lost or mutilated Debt Securities of such series, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit with the applicable Trustee, in trust, of money and/or U.S. Government Obligations which, through the payment of interest and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Applicable Indenture and such Debt Securities. Such discharge may only occur if, among other things, the Company has delivered to the Trustee an opinion of counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that such discharge will not be deemed, or result in, a taxable event with respect to holders of the Debt Securities of such series. (Sections 1302 and 1304 of the Senior Indenture and Sections 1502 and 1504 of the Subordinated Indenture)

 Defeasance of Certain Covenants Applicable to the Senior Debt Securities

  The Senior Indenture provides that the terms of any series of Senior Debt Securities may provide the Company with the option to be released from certain restrictive covenants described in this Prospectus under "--Certain Covenants of the Company Applicable to Senior Debt

Securities--Limitations on Liens", "--Certain Covenants of the Company Applicable to Senior Debt Securities--Limitation on Sale and Leaseback Transactions" and the Indentures provide that the terms of any series of Debt Securities may provide the Company with the option to be released from the restrictive covenant described in the Prospectus under "--Consolidation, Merger and Sale of Assets". The Company, in order to exercise such option, will be required to deposit with the Trustee money and/or U.S. Government Obligations which, through the payment of interest and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Applicable Indenture and such Debt Securities. The Company will also be required to deliver to the applicable Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the Debt Securities of such series to recognize income, gain or loss for federal income tax purposes. (Sections 1303 and 1304 of the Senior Indenture and Sections 1503 and 1504 of the Subordinated Indenture)

  In the event the Company exercises this option and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the applicable Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

  The applicable Prospectus Supplement will state if any defeasance provisions will apply to the Offered Debt Securities.

TRUSTEES

  The First National Bank of Chicago is the Trustee under the Senior Indenture and The Bank of New York is the Trustee under the Subordinated Indenture. Each Trustee may resign or be removed with respect to one or more series of Debt Securities under the Applicable Indenture and a successor Trustee may be appointed to act with respect to such series. (Section 610). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the related Indenture separate and apart from the trust administered by any other such Trustee (Section 611), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Securities for which it is Trustee.

                            DESCRIPTION OF WARRANTS

  The following summary of each Warrant Agreement, the Warrants and the Warrant Certificates (as defined below) does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement with respect to the Warrants of any particular series, which are or will be incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part in connection with the issuance of such Warrants.

  The following summary of the Warrant Agreements, the Warrants and the Warrant Certificates relates to certain terms and conditions applicable to the Warrants generally. The particular terms of any series of Warrants will be described in the applicable Prospectus Supplement. If so indicated in such Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

GENERAL

  The Company may issue Warrants for the purchase of Debt Securities, Preferred Stock, Depositary Shares or Common Stock. Warrants may be issued independently or together with Debt Securities, Preferred Stock, Depositary Shares or Common Stock, and may be attached to or separate from such Securities.

  Each series of Warrants will be evidenced by certificates (the "Warrant Certificates") issued pursuant to a separate Warrant Agreement to be entered into between the Company and a bank selected by the Company with respect to such series, having its principal office in the United States and having combined capital and surplus of at least $50,000,000 (with respect to such series, the "Warrant Agreement"). The applicable Prospectus Supplement relating to a series of Warrants will set forth the name and address of the Warrant Agent.

  The applicable Prospectus Supplement will describe the terms of the series of Warrants in respect of which this Prospectus is being delivered, including:
(1) the offering price; (2) the currency for which such Warrants may be purchased; (3) if applicable, the designation and terms of the Securities with which the Warrants are issued and the number of Warrants issued with each such Security or each principal amount of such Security; (4) if applicable, the date on and after which the Warrants and the related Securities will be separately transferable; (5) in the case of Warrants to purchase Debt Securities, the principal amount of Debt Securities purchasable upon exercise of one Warrant and the price at and currency in which such principal amount of Debt Securities may be purchased upon such exercise and, in the case of Warrants to purchase Preferred Stock, Depositary Shares or Common Stock, the number of Depositary Shares or shares of Preferred Stock or Common Stock, as the case may be, purchasable upon the exercise of one Warrant and the price at which such shares may be purchased upon such exercise; (6) the date on which the right to exercise the Warrants will commence and the date on which such right or rights will expire (the "Expiration Date"); (7) certain federal income tax consequences of holding or exercising such Warrants; (8) the terms of the Securities issuable upon exercise of such Warrants; and (9) any other terms of the Warrants.

  Warrant Certificates may be exchanged for new Warrant Certificates of different denominations, may be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. If the Warrants are not separately transferrable from the Securities with which they were issued, such exchange may take place only in connection with an exchange of the certificates representing such related Securities. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise, including, in the case of Warrants to purchase Debt Securities, the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the applicable Indenture or, in the case of Warrants to purchase Preferred Stock, Depositary Shares or Common Stock, the right to receive dividends, if any, or payments upon the liquidation, dissolution or winding up of the Company or to exercise voting rights, if any.

EXERCISE OF WARRANTS

  Each Warrant will entitle the holder to purchase the Securities specified in the applicable Prospectus Supplement at the exercise price set forth in, or calculated as described in, the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, Warrants may be exercised at any time up to 5:00 P.M. New York time on the Expiration Date set forth in such Prospectus Supplement. After the close of business on the Expiration Date, unexercised Warrants will become void.

  Warrants may be exercised by delivery of the Warrant Certificate representing the Warrants to be exercised together with certain information, and payment to the Warrant Agent in immediately available funds, as provided in the applicable Prospectus Supplement of the amount required to purchase the Securities purchasable upon such exercise. The information required to be delivered will be set forth on the reverse side of the Warrant Certificate and in the applicable Prospectus Supplement. Upon receipt of such payment and the Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, in the time period provided by the applicable Warrant Agreement, issue and deliver the Securities purchasable upon such exercise. If fewer than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of Warrants.

  If so indicated in the applicable Prospectus Supplement, Securities may be surrendered as all or part of the exercise price for Warrants.

ANTIDILUTION PROVISIONS

  In the case of Warrants to purchase Common Stock, the exercise price payable and the number of shares of Common Stock purchasable upon the exercise of each Warrant will be subject to adjustment in certain events. No fractional shares will be issued upon exercise of Warrants, but the Company will pay cash value of any fractional shares otherwise issuable.

MODIFICATION

  Any Warrant Agreement and the terms of the related Warrants may be amended by the Company and the applicable Warrant Agent by executing a supplemental warrant agreement (a "Supplemental Agreement"), without the consent of the holders of any such Warrants, for the purpose of (i) curing any ambiguity, or curing, correcting or supplementing any defective or inconsistent provision contained therein, or making any other provisions with respect to matters or questions arising under the Warrant Agreement that is not inconsistent with the provisions of the Warrant Agreement or the Warrant Certificates, (ii) evidencing the succession of another corporation to the Company and the assumption by any such successor of the covenants of the Company contained in such Warrant Agreement and the Warrants, (iii) appointing a successor Warrant Agent, (iv) evidencing and providing for the acceptance of appointment by a successor Warrant Agent with respect to the Warrants, (v) adding to the covenants of the Company for the benefit of the holders of such Warrants or surrendering any right or power conferred upon the Company under the Warrant Agreement, (vi) issuing Warrants in definitive form, if such Warrants are initially issued in the form of Global Securities, or (vii) amending the Warrant Agreement and the Warrants in any manner that the Company may deem to be necessary or desirable and that will not adversely affect the interests of the holders of such Warrants in any material respect.

  The Company and the Warrant Agent may also amend any Warrant Agreement and the terms of the related Warrants by executing a Supplemental Agreement with the consent of the holders of not less than a majority in number of the unexercised Warrants affected by such amendment, for the purpose of adding any provisions to or modifying in any manner or eliminating any of the provisions of such Warrant Agreement or of modifying in any manner the rights of the holders of such Warrants, except that no such amendment that (i) changes the number or amount of Securities purchasable upon exercise of such Warrants so as to reduce the number or amount of Securities receivable upon such exercise, (ii) shortens the period of time during which the Warrants may be exercised, (iii) otherwise adversely affects the exercise rights of the holders of such Warrants in any material respect, or (iv) reduces the number of unexercised Warrants the consent of holders of which is required for amendment of the Warrant Agreement or the related Warrants, may be made without the consent of each holder affected thereby.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  Each Warrant Agreement will provide that the Company may consolidate or merge with or into any other Company or sell, lease, transfer or convey all or substantially all of its assets to any other Company, provided that (i) either the Company must be the continuing corporation, or the corporation (if other than the Company) that is formed by or results from any such consolidation or merger or that receives such assets must be a corporation organized and existing under the laws of the United States of America or a state thereof and must assume the obligations of the Company with respect to all the unexercised Warrants and the performance and observance of all of the covenants and conditions of the applicable Warrant Agreement to be performed or observed by the Company and (ii) the Company or such successor corporation, as the case may be, must not immediately be in default under such Warrant Agreement.

ENFORCEABILITY OF RIGHTS BY HOLDERS OF WARRANTS

  Each Warrant Agent will act solely as the agent of the Company under the applicable Warrant Agreement and will not assume any obligation or relationship of agency or trust for or with any holder of any Warrant. A single bank or trust company may act as Warrant Agent for more than one issue of Warrants. A Warrant Agent will have no duty or responsibility in case of any default by the Company in the performance of its obligations under the applicable Warrant Agreement or Warrant including, without limitation, any duty or responsibility to initiate any proceedings at law or otherwise or to make any demand upon the Company. Any holder of a Warrant may, without the consent of the related Warrant Agent or the holder of any other Warrant, enforce by appropriate legal action, in and for its own behalf, its right to exercise, and receive the Securities purchasable upon exercise of, its Warrants.

RESIGNATION AND APPOINTMENT OF WARRANT AGENT

  A Warrant Agent shall be provided by the Company until all the Warrants issued have been exercised or expired in accordance with their terms. The Warrant Agent may resign at any time by giving the Company notice of its election and the Company may at any time remove a Warrant Agent, and such resignation or removal shall take effect upon the appointment of a successor Warrant Agent and its acceptance of such appointment. The Warrant Agent and any successor Warrant Agent shall be a bank or trust company having its office or agent's office in the United States and having a combined capital and surplus of at least $50,000,000.

TITLE

  The Company, the Warrant Agents and any agent of the Company or the applicable Warrant Agent may treat the registered holder of any Warrant Certificate as the absolute owner of the Warrants evidenced thereby (notwithstanding any notice to the contrary) for any purpose and as the person entitled to exercise the rights attaching to the Warrants requested thereby, any notice to the contrary notwithstanding. See "Book-Entry Securities" below.

                             BOOK-ENTRY SECURITIES

  Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Stock will be issued in the form of one or more book-entry certificates (collectively, with respect to each series or issue of Securities, the "Book-Entry Security") registered in the name of a depositary or a nominee of a depositary. Unless otherwise specified in the applicable Prospectus Supplement, the depositary will be The Depository Trust Company ("DTC"). The Company has been informed by DTC that its nominee will be Cede & Co. ("Cede"). Accordingly, Cede is expected to be the initial registered holder of all Securities that are issued in book-entry form. No person that acquires a beneficial interest in such Securities will be entitled to receive a certificate representing such person's interest in the Securities except as set forth herein or in the applicable Prospectus Supplement. Unless and until definitive Securities are issued under the limited circumstances described below, all references to actions by holders of Securities issued in book-entry form shall refer to actions taken by DTC upon instructions from its Participants (as defined below), and all references herein to payments and notices to holders shall refer to payments and notices to DTC or Cede, as the registered holder of such Securities.

  DTC has informed the Company that it is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing company" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act, and that it was created to hold securities for its participating organizations ("Participants") and to facilitate the clearance and settlement of securities transactions among Participants through electronic book-entry, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include certain other organizations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

  Persons that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, Securities may do so only through Participants and Indirect Participants. Under a book-entry format, Holders may experience some delay in their receipt of payments, as such payments will be forwarded by the agent designated by the Company to Cede, as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or Holders. Holders will not be recognized by the applicable registrar, transfer agent, Trustee, Depositary or Warrant Agent as registered holders of the Securities entitled to the benefits of the Certificate or the applicable Indenture, Deposit Agreement or Warrant Agreement. Beneficial owners that are not Participants will be permitted to exercise their rights as such only indirectly through and subject to the procedures of Participants and, if applicable, Indirect Participants.

  Under the rules, regulations and procedures creating and affecting DTC and its operations as currently in effect (the "Rules"), DTC will be required to make book-entry transfers of Securities among Participants and to receive and transmit payments to Participants. Participants and Indirect Participants with which beneficial owners of Securities have accounts with respect to the Securities similarly are required by the Rules to make book-entry transfers and receive and transmit such payments on behalf of their respective account holders.

  Because DTC can act only on behalf of Participants, who in turn act only on behalf of Participants or Indirect Participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of Securities issued in book-entry form to pledge such Securities to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such Securities, may be limited due to the unavailability of physical certificates for such Securities.

  DTC has advised the Company that DTC will take any action permitted to be taken by a registered holder of any Securities under the Certificate or the applicable Indenture, Deposit Agreement or Warrant Agreement only at the direction of one or more Participants to whose accounts with DTC such Securities are credited.

  Unless otherwise specified in the applicable Prospectus Supplement, a Book-Entry Security will be exchangeable for the relevant definitive Securities registered in the names of persons other than DTC or its nominee only if (i) DTC notifies the Company that it is unwilling or unable to continue as depository for such Book-Entry Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered in order to act as such depository, (ii) the Company executes and delivers to the applicable registrar, transfer agent, Trustee, Depositary and/or Warrant Agent an order complying with the requirements of the Certificate or the applicable Indenture, Deposit Agreement and/or Warrant Agreement that such Book-Entry Security shall be so exchangeable or (iii) there has occurred and is continuing a default in the payment of any amount due in respect of the Securities or, in the case of Debt Securities, an Event of Default or an event that, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to such Debt Securities. Any Book-Entry Security that is exchangeable pursuant to the preceding sentence will be exchangeable for Securities registered in such names as DTC directs.

  Upon the occurrence of any event described in the immediately preceding paragraph, DTC is generally required to notify all Participants of the availability through DTC of definitive Securities. Upon surrender by DTC of the Book-Entry Security representing the Securities and delivery of instructions for re-registration, the registrar, transfer agent, Trustee, Depositary or Warrant Agent, as the case may be, will reissue the Securities as definitive Securities, and thereafter such persons will recognize the holders of such definitive Securities as registered holders of Securities entitled to the benefits of the Certificate or the applicable Indenture, Deposit Agreement and/or Warrant Agreement.

  Except as described above a Book-Entry Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or to a successor depositary appointed by the Company. Except as described above, DTC may not sell, assign, transfer or otherwise convey any beneficial interest in a Book-Entry Security evidencing all or part of any Securities unless such beneficial interest is in an amount equal to an authorized denomination for such Securities.

  None of the Company, the Trustees, any registrar and transfer agent, any Warrant Agent or any Depositary, or any agent of any of them, will have any responsibility or liability for any aspect of DTC's or any Participant's records relating to, or for payments made on account of, beneficial interests in a Book-Entry Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents, which agents may be affiliated with the Company. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

  Sales of Securities offered pursuant to any applicable Prospectus Supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or though dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of Securities for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification arrangements will be described in the applicable Prospectus Supplement.

  Unless otherwise specified in the applicable Prospectus Supplement, each class or series of Securities will be a new issue with no established trading market. The Company may elect to list any class or series of Securities on any exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Securities.

  Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services from the Company in the ordinary course of business.

                            VALIDITY OF SECURITIES

  The validity of any Securities will be passed upon for the Company by Norman
L. Roberts, Esq., Senior Vice President and General Counsel of the Company, and for any underwriters or agents by Sullivan & Cromwell, Los Angeles, California. Mr. Roberts beneficially owns 8,715 shares of Common Stock and holds options to purchase 100,000 additional shares of Common Stock.

                                    EXPERTS

  The combined financial statements incorporated in this Prospectus by reference from the Company's Registration Statement on Form 10 filed on August 18, 1997, as amended by Amendment No. 1 thereto filed on October 1, 1997 and Amendment No. 2 thereto filed on October 22, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The August 31, 1996 consolidated financial statements of Norand Corporation incorporated in this Prospectus by reference from the Company's Registration Statement on Form 10 filed on August 18, 1997, as amended by Amendment No. 1 thereto filed on October 1, 1997 and Amendment No. 2 thereto filed on October 22, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                         PAGE
                                                                         -----
The Company.............................................................   S-3
Selected Combined Historical Financial Data.............................   S-7
Selected Pro Forma Combined Financial Data..............................   S-8
Use of Proceeds.........................................................   S-8
Capitalization..........................................................   S-9
Management's Discussion and Analysis of Financial Condition and Results
 of Operations..........................................................  S-10
Description of the Notes................................................  S-15
Underwriting............................................................  S-17
Validity of the Notes...................................................  S-18
                                  PROSPECTUS
Available Information...................................................     2
Incorporation of Certain Documents by Reference.........................     3
The Company.............................................................     4
Use of Proceeds.........................................................     4
Ratio of Earnings to Fixed Charges......................................     4
Description of Common Stock.............................................     5
Description of Preferred Stock..........................................    18
Description of Depositary Shares........................................    22
Description of Debt Securities..........................................    25
Description of Warrants.................................................    35
Book-Entry Securities...................................................    38
Plan of Distribution....................................................    40
Validity of Securities..................................................    41
Experts.................................................................    41

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                                  $200,000,000


                                  UNOVA, INC.

                                    % NOTES

                            DUE              , 2008

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                             PROSPECTUS SUPPLEMENT

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                              GOLDMAN, SACHS & CO.

                           CREDIT SUISSE FIRST BOSTON

                               J.P. MORGAN & CO.

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